Exhibit 99.1

BURCON NUTRASCIENCE CORPORATION
1946 West Broadway
Vancouver, B.C.
V6J 1Z2

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED MARCH 31, 2011

June 21, 2011

TABLE OF CONTENTS

PRELIMINARY NOTES	1

Effective Date of Information	1
Forward Looking Statements	1
Currency	2
Glossary	2

CORPORATE STRUCTURE	3

INTERCORPORATE RELATIONSHIPS	3

GENERAL DEVELOPMENT OF THE BUSINESS	3

Soy	6
Canola	7

DESCRIPTION OF THE BUSINESS	9

Soy	10
Soy Protein	10
CLARISOY®	11
Soy Protein Production	12
Canola	13
Canola Protein	15
Functional Value	15
Nutritional Value	16
Puratein®	17
Supertein™	18
Canola Protein Production	18
Objectives	19
Marketing Strategies	20
Plant Protein	21
Soy Protein	22
Canola Protein	23
Intellectual Property	23
Patents	23
Granted U.S. Patents	24
Patent Strategy	25
Trade-marks	26
Facilities	26
Personnel	26
Competitive Conditions	26
Environmental Matters	28

(i)

Regulatory Approval For Marketing CLARISOY®	28
Obtaining Regulatory Approval For Marketing Puratein® and Supertein™	30
United States	30
Europe	32
Canada	33
Estimated Timelines	34
Risk Factors	35
Patents and Proprietary Rights	35
Protection of Intellectual Property is Expensive	36
Early Stage of Development	37
Burcon May Never Achieve Profitability	37
Market Conditions	38
Financing Requirements	38
Product and Market Related Risks	39
Consumer Acceptance	40
Government Regulatory Approval	40
Rapid Technological Change	40
Significant Competition	41
Lack of Commercial Manufacturing Experience	41
Ability to Hire and Retain Key Personnel	41
Reliance on Key Personnel	41
Product Liability	42

DIVIDEND RECORD AND POLICY	42

DESCRIPTION OF CAPITAL STRUCTURE	42

MARKET FOR SECURITIES	42

DIRECTORS AND OFFICERS	43

Directors and Officers	43
Committees	48
Aggregate Ownership of Securities	48
Biographies of Directors and Officers	48
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	52
Conflicts of Interest	54

TRANSFER AGENT AND REGISTRAR	54

MATERIAL CONTRACTS	54

License and Production Agreement with ADM	54
License and Development Agreement with ADM	56
Amendments to License and Development Agreement	57

INTERESTS OF EXPERTS	59

(ii)

AUDIT COMMITTEE AND DISCLOSURE UNDER NATIONAL INSTRUMENT 52-110	59

Composition of the Audit Committee	59
Audit Committee Oversight	60
Pre-Approval Policies and Procedures	60
External Auditor Service Fees	60

ADDITIONAL INFORMATION	61

GLOSSARY	62

SCHEDULE "A"	64

(iii)

PRELIMINARY NOTES

Effective Date of Information

All information in this Annual Information Form ("AIF") is as of March 31, 2011 unless otherwise indicated.

Forward Looking Statements

Certain statements in this AIF may constitute "forward-looking information" which means disclosure regarding possible events, conditions, acquisitions, or results of operations that is based on assumptions about future conditions and courses of action and include future oriented financial information with respect to prospective results of operations, financial position or cash flows that is presented either as a forecast or a projection, and also includes, but is not limited to, statements with respect to the future financial and operating performance of the Company and its subsidiary. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "proposes", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words or phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements included or incorporated by reference in this AIF include, but are not limited to, statements with respect to:

  continued development of Company’s products and business;

  the Company’s growth strategy;

  production costs and pricing of Puratein® canola protein isolate, Supertein™ canola protein isolate and CLARISOY® soy protein;

  marketing strategies for the Company's soy and canola protein isolates;

  negotiation of royalty rates and minimum royalty amounts with ADM in respect of Puratein® canola protein isolate and Supertein™ canola protein isolate;

  development and commercialization for soy and canola protein isolates;

  ability to produce protein isolates in commercial quantities with sufficient grade and quality at cost-effective prices;

  construction of production facilities;

  future protection of intellectual property and improvements to existing processes and products;

  regulatory approval;

  input and other costs; and

  liquidity and working capital.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and its subsidiary to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. As a result, actual actions, events or results may differ materially from those described in forward-looking information, and there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended including, without limitation, those referred to in this AIF under the heading "Risk Factors" and elsewhere. Although forward-looking information contained in this AIF is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with the forward-looking information. Forward-looking information contained herein is as of the date of this AIF and the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated. Accordingly, readers should not place undue reliance on forward-looking information due to the inherent uncertainty therein. Material risk factors that could cause actual results to differ materially from the forward-looking information are contained under the heading "Risk Factors" on page 35.

Currency

All dollar amounts in this AIF are expressed in Canadian dollars, unless otherwise indicated.

Glossary

Certain terms used herein are defined in the attached Glossary.

CORPORATE STRUCTURE

Burcon NutraScience Corporation ("Burcon" or the "Company") was incorporated under the Business Corporations Act (Yukon) on November 3, 1998 under the name "Burcon Capital Corp." and extraprovincially registered in British Columbia on February 5, 1999. Burcon changed its name to "Burcon NutraScience Corporation" on October 18, 1999. The head office of Burcon is located at 1946 West Broadway, Vancouver, B.C., V6J 1Z2. The registered office of Burcon is located at Suite 200, Financial Plaza, 204 Lambert Street, Whitehorse, Yukon, Y1A 3T2.

INTERCORPORATE RELATIONSHIPS

Burcon owns 100% of the issued and outstanding shares of its subsidiary, Burcon NutraScience (MB) Corp. ("Burcon-MB") which was incorporated under the Corporations Act (Manitoba) on February 28, 1992 under the name B.M.W. Canola Inc. Its name was changed to Burcon NutraScience (MB) Corp. on May 30, 2000.

GENERAL DEVELOPMENT OF THE BUSINESS

Burcon was formed in November 1998 as a venture capital pool corporation whose principal business was to identify and evaluate assets, properties or businesses for acquisition. On October 8, 1999 Burcon acquired Burcon-MB.

Since October 1999, Burcon has raised gross proceeds of approximately $48.6 million through the sale of equity securities on both a public and private basis, the exercise of stock options and share purchase warrants, as well as through rights offerings to existing shareholders. This capital has been used, and will continue to be used, to fund research, development, regulatory recognition and commercialization of Burcon’s patented and patent-pending protein extraction and purification technologies. Burcon’s technologies not only enable the production of canola protein isolates and soy protein isolates but also relate to applications of the protein produced therefrom into products, including food.

On June 18, 2009, Burcon completed a public offering of 2,942,950 common shares at $5.75 per common share, including 333,950 common shares pursuant to the partial exercise of the agents’ over-allotment option. The agents received a cash commission of 6% of the gross proceeds and compensation options entitling the agents to purchase up to 117,718 common shares (equal to 4% of the common shares sold pursuant to the offering). Each compensation option was exercisable to acquire one common share of the Company at an exercise price of $5.75 per share at any time before and including December 18, 2010. As at March 31, 2011, all compensation options had been exercised by the agents.

Concurrent with the completion of Burcon’s public offering, the Company’s common shares were listed on the Toronto Stock Exchange (the “TSX”). Prior thereto, Burcon’s common shares were listed on the TSX Venture Exchange (the “TSXV”).

On January 19, 2010, Burcon announced that it had filed a formal notification in accordance with the U.S. Food and Drug Administration (“FDA”) proposed regulation 62FR 18938, having determined, based on a review of the data referenced in the notification, that Burcon’s Puratein® canola protein isolate and Supertein™ canola protein isolate are Generally Recognized as Safe (GRAS) for their intended use as an ingredient in a variety of food and beverage applications and in addition, that both substances are exempt from premarket approval requirements of the Food, Drug and Cosmetic Act.

On August 30, 2010, Burcon announced that the FDA issued a no objection letter with respect to Puratein® and Supertein™ canola protein isolates. This response indicates that the FDA has no objection to the conclusion that Puratein® and Supertein™ are GRAS among qualified experts for use alone or together as an ingredient in dairy products, grain products, fruit and vegetable juices and beverages, salad dressings, meal replacements and nutritional bars. See “Obtaining Regulatory Approval for Marketing Puratein® and Supertein™”.

On November 12, 2010, Burcon entered into a non-binding letter of intent with Archer Daniels Midland Company (“ADM”) which detailed the intention of the two parties to enter into a license agreement pursuant to which Burcon would license its CLARISOY® soy protein technology to ADM on a worldwide, exclusive basis to produce, market and sell soy protein products produced from the CLARISOY® soy protein technology. The parties agreed to negotiate and execute the definitive agreement setting forth the terms and conditions of the license on or before March 1, 2011 or such later date as agreed by the parties. See “Material Contracts”. Concurrent with the execution of the letter of intent, Burcon, Burcon-MB and ADM entered into an agreement amending the License and Development Agreement made among them. See “Material Contracts”. The amendment protected Burcon’s and ADM’s interests under the License and Development Agreement while the two parties worked to negotiate the terms of the proposed license agreement for CLARISOY® soy protein isolate.

On March 4, 2011, Burcon, Burcon-MB and ADM entered into the definitive license agreement (the “License and Production Agreement”) for the worldwide production, marketing and sale of Burcon’s CLARISOY® soy protein by ADM. The License and Production Agreement gives ADM exclusive rights worldwide to produce, market and sell soy protein products using Burcon’s CLARISOY® soy protein technology. See “Material Contracts”. Concurrent with the execution of the License and Production Agreement, Burcon, Burcon-MB and ADM agreed to an amendment of the License and Development Agreement for a one-year extension to March 1, 2012 to provide an extended development period for continued research aimed at expanding the commercial value of Puratein® and Supertein™ canola protein isolates. See “Material Contracts”.

During fiscal 2009 to 2011, Burcon raised a total of $20,290,204 in capital as follows:

  During fiscal 2009, Burcon raised $1,055,378 through the exercise of options by directors, officers, employees and consultants.

  In June 2009, Burcon completed a short form prospectus offering and raised gross proceeds of $16,921,963 as described earlier.

  During fiscal 2010, Burcon raised $410,084 through the exercise of options by directors, officers, employees and consultants.

  During fiscal 2010, Burcon raised $35,886 through the exercise of certain agent options granted pursuant to the June 2009 short form prospectus offering.

  During fiscal 2011, Burcon raised $1,225,900 through the exercise of options by directors, officers, employees and consultants.

  During fiscal 2011, Burcon raised $640,993 through the exercise of certain agent options granted pursuant to the June 2009 short form prospectus offering.

The proceeds raised from the public offering, exercise of warrants and options described above have been used to:

  further develop Burcon’s protein extraction and purification technologies and pursue new related products;

  pursue functionality development initiatives relating to Burcon’s proteins;

  fund Burcon’s patent activities;

  prepare for and fund scientific studies and related costs associated with regulatory recognition of Burcon’s canola proteins for human consumption;

  fund the activities associated with identifying, negotiating terms and securing a strategic alliance, including the License and Production Agreement with ADM, for the commercialization of Burcon’s CLARISOY® soy protein; and

  provide general working capital.

Soy

Soy protein isolate is used as a functional ingredient or fortifier in a wide variety of food products including protein shakes, power bars, soups and sauces, meats and meat analogs, and breads and baked goods. In addition to enhancing the protein content of foods, soy protein isolates are used by food manufacturers for their functional applications. These applications include the ability to emulsify, whip, bind and add viscosity to foods. See "Description of the Business".

Burcon has developed technologies to extract and purify soy protein from a variety of soy materials. These technologies encompass various processes to produce a soy protein which Burcon has branded as "CLARISOY®". CLARISOY® soy protein is a unique soy protein which is 100% soluble and transparent in applications with a pH of 4.0 and below. CLARISOY® is specifically designed to enable beverage manufacturers to meet the demand for great-tasting, nutritionally enhanced beverages targeted to the ever-growing number of health and wellness minded consumers. Unique to any other proteins on the market, CLARISOY® is the only vegetable-based protein that offers clarity and complete protein nutrition for low pH beverage systems. Potential beverage applications for CLARISOY® include: sports nutrition beverages, citrus-based drinks, fruit-flavoured beverages, lemonades, powered beverage mixes, fruit juice blends and fortified waters.

During fiscal years 2009 and 2010, Burcon entered into material transfer agreements and non-disclosure agreements with a number of globally recognized food, beverage and nutritional product companies for the evaluation of Burcon’s CLARISOY® soy protein with the objective of entering into a strategic alliance or a strategic partnership to produce, market and sell CLARISOY® soy protein .

The process of pursuing a strategic alliance partner or partners for the development of Burcon’s CLARISOY® soy protein focused on partnering for the production of CLARISOY® as well as the marketing and sale of CLARISOY® to food and beverage manufacturers. Burcon held discussions with a number of entities who expressed an interest in partnering – in most cases exclusively - for the sale of Burcon’s CLARISOY® soy protein to food and beverage manufacturers and nutritional supplement companies. Certain parties also expressed an interest in partnering for the production of Burcon’s CLARISOY® soy protein.

On November 12, 2010, Burcon entered into a non-binding letter of intent with ADM which detailed the intention of the two parties to enter into a license agreement pursuant to which Burcon would license its CLARISOY® soy protein technology to ADM on a worldwide, exclusive basis to produce, market and sell soy protein products using Burcon’s CLARISOY® soy protein technology. The parties agreed to negotiate and execute the definitive agreement setting forth the terms and conditions of the license on or before March 1, 2011 or such later date as agreed by the parties. See “Material Contracts”.

On March 4, 2011, Burcon, Burcon-MB and ADM entered into the License and Production Agreement for the worldwide, exclusive production, marketing and sale by ADM of soy protein products using Burcon’s CLARISOY® soy protein technology. See “Material Contracts”. Concurrent with the execution of the License and Production Agreement, Burcon and ADM agreed to an amendment of the License and Development Agreement for a one-year extension to March 1, 2012 to provide an extended development period for continued research aimed at expanding the commercial value of Puratein® and Supertein™ canola protein isolates. See “Material Contracts”.

Canola

Burcon extracts and purifies two types of canola protein isolate from canola meal, a co-product (together with canola oil) of the canola seed crushing industry. Burcon has branded these protein isolates under the trade names "Puratein®" and "Supertein™".

The goal of Burcon’s research is to develop its patented and patent-pending processes to utilize inexpensive oilseed meals for the production of purified plant proteins that exhibit nutritional, functional or nutraceutical profiles. Burcon expects that Puratein® canola protein isolate and Supertein™ canola protein isolate will participate and compete with soy, dairy, and egg proteins in the expanding global protein ingredient market, with potential uses in prepared foods, nutritional supplements and personal care products.

On September 16, 2003, Burcon and Burcon-MB entered into a license and development agreement (the "License and Development Agreement") with ADM to commercialize Burcon’s canola protein ingredients, including Puratein® canola protein isolate and Supertein™ canola protein isolate.

The License and Development Agreement sets forth the process by which the two parties will carry out the final development of Burcon’s technology to produce Puratein® canola protein isolate and Supertein™ canola protein isolate. The License and Development Agreement contemplates that ADM will develop applications for Puratein® canola protein isolate and Supertein™ canola protein isolate, obtain regulatory approvals, construct one or more full-scale production facilities and have the exclusive right to produce, promote, market and sell Puratein® canola protein isolate and Supertein™ canola protein isolate worldwide.

Upon completion of the development period set out in the License and Development Agreement and the parties’ agreement on the royalty rate and minimum royalties payable by ADM during the term of the License and

Development Agreement, it is anticipated that the Company will grant ADM an exclusive, royalty-bearing, worldwide license to use and exploit the Company’s technology solely to make, have made, use, import and sell the Company’s products, together with certain rights to grant sublicenses. It is anticipated that ADM will pay to the Company royalties based on sales of products by ADM, its affiliates and sublicensees.

On June 19, 2007, Burcon announced that it had agreed to amend the License and Development Agreement with ADM (the “First Amendment”). Under the terms of the First Amendment, the parties agreed to jointly fund the third-party expenses required in order to obtain "generally recognized as safe" or "GRAS" status for Puratein® canola protein isolate and Supertein™ canola protein isolate. GRAS status is the regulatory recognition process established in the United States by the U.S. Food and Drug Administration ("FDA"). See "Obtaining Regulatory Approval for Marketing Puratein® and Supertein™." The total cost of the regulatory process was estimated at approximately US$977,000. Under the amendment, Burcon and ADM each contributed one-half of the expenses up to US$720,000. Burcon further agreed to contribute any additional amounts in excess of US$720,000, subject to a maximum of US$1,033,000 in the total cost for the regulatory process. The parties agreed to negotiate in good faith to determine each party’s obligation to contribute further funding should the cost for the regulatory process exceed US$1,033,000. To date, a total of US$946,000 has been expended, with Burcon’s share at US$586,000.

The First Amendment provides that either ADM or Burcon will reimburse the other on the occurrence of certain events. If ADM chooses not to proceed with the license under the License and Development Agreement and terminates it in accordance with the specific provisions under the agreement, then Burcon will reimburse ADM for its share of the costs incurred in the regulatory process. Alternatively, if ADM chooses to proceed with the license then ADM will reimburse Burcon for all of its costs incurred in the regulatory process.

On October 7, 2008, Burcon announced that its Puratein® canola protein isolate and Supertein™ canola protein isolate achieved self-affirmed GRAS status for their intended use in a variety of food and beverage applications in the United States and can market and sell the products for human consumption in the United States. GRAS is an FDA designation that a substance added to food is generally recognized, among experts qualified by scientific training and experience to evaluate its safety, as having been adequately shown through scientific procedures (or, in the case of a substance used in food prior to January 1, 1958, through either scientific procedures or through experience based on common use in food) to be safe under the conditions of its intended use.

On January 19, 2010, Burcon announced that it had filed a formal notification in accordance with the FDA proposed regulation 62FR 18938, having determined,

based on a review of the data referenced in the notification, that Burcon’s Puratein® canola protein isolate and Supertein™ canola protein isolate are GRAS for their intended use as an ingredient in a variety of food and beverage applications and in addition, that both substances are exempt from premarket approval requirements of the Food, Drug and Cosmetic Act (the “GRAS Notification”). In response to comments from the FDA, Burcon modified and resubmitted the GRAS Notification in February 2010. In a letter dated April 1, 2010, the FDA formally acknowledged receipt of the GRAS Notification. See "Obtaining Regulatory Approval for Marketing Puratein® and Supertein™”.

On August 30, 2010, Burcon announced that the FDA issued a no objection letter with respect to Puratein® and Supertein™ canola protein isolates. This response indicates that the FDA has no objection to the conclusion that Puratein® and Supertein™ are GRAS among qualified experts for use alone or together as an ingredient in dairy products, grain products, fruit and vegetable juices and beverages, salad dressings, meal replacements and nutritional bars. See “Obtaining Regulatory Approval for Marketing Puratein® and Supertein™”.

Burcon and ADM entered into an agreement dated as of November 11, 2010 amending the License and Development Agreement (the “Second Amendment”). See “Material Contracts”. The Second Amendment protected Burcon’s and ADM’s interests under the License and Development Agreement while the two parties worked to negotiate the terms of the proposed license agreement for Burcon’s CLARISOY® soy protein isolate.

On March 4, 2011, Burcon and ADM agreed to a further amendment of the License and Development Agreement (the “Third Amendment”) for a one-year extension to March 1, 2012 to provide an extended development period for continued research aimed at expanding the commercial value of Puratein® and Supertein™ canola protein isolates. See “Material Contracts”.

DESCRIPTION OF THE BUSINESS

The protein ingredient industry continues to experience rapid growth, with plant proteins in particular experiencing high demand. This increase in demand for plant proteins is fuelled in part by scientific advances, changing demographics as well as by the public’s changing perception of the safety of animal-based products. External issues such as melamine tampering/contamination, mad cow disease, E. coli, swine flu and the growing use of antibiotics in animal production, as well as demographic trends are all combining to produce significant demand for plant proteins.

Soy

The soybean had its beginnings in China. Chinese historical documents suggest that soybeans have been a diet staple in Asia since the 11th Century BC. According to the Soyfoods Association of North America, the soybean was introduced to North America around the 1760s. Today, soybeans are grown in many parts of the world with the United States being the largest producer of this crop, followed by Brazil, Argentina and China. The United States Department of Agriculture notes that the value of U.S. soybean production in 2009 was approximately US$32.1 billion, which represented the second-highest value among U.S. produced crops, behind corn. Soybeans are similar in size and colour to peas and are primarily cultivated for their oil and protein. Soybeans are the largest single source of edible oil and accounted for over 50% of the world’s total oilseed production in 2010. In addition to being a source of oil and protein, soybean meal is used in animal feed for the production of meat and eggs.

Each soybean is comprised of approximately 40% protein, 35% carbohydrate (including fiber), 20% oil, and 5% ash.

Soy Protein

Commercially sold soy protein is available in predominantly three forms: soy flour, soy concentrates and soy protein isolates. After cracking and dehulling the soybean, soy processors roll them into flakes. Oil from the soybean flakes is removed and then the flakes are dried. The defatted flakes are then further processed into soy protein.

Soy protein isolate is the purest of the three forms of soy protein and contains over 90% protein, on a moisture free basis. Soy protein isolates are relatively neutral in flavour and odour and are used primarily by the food industry. Today, soy protein isolate is used in a variety of food applications, including as a protein replacement for dairy proteins in food or in products such as protein shakes, power bars, soups and sauces, meat analogs, breads and baked goods. Soy protein isolates are desired by food manufacturers for their functional applications. These applications include the ability to emulsify, whip, bind and add viscosity to foods.

In addition to its functional attributes, soy protein isolate provides nutritional enhancement to foods. Soy protein contains all the essential amino acids required for human nutrition.

Numerous studies have been conducted on the health benefits of soy protein. In October 1999, the FDA approved a health claim for soy protein and its role in reducing the risk of coronary heart disease. Food manufacturers may label foods containing soy protein by stating that "Diets low in saturated fat and cholesterol that include 25 grams of soy protein daily may reduce the risk of heart disease. One serving of (name of food) provides __ grams of soy protein." To qualify for the claim, the food must contain per serving:

  6.25 grams of soy protein;

  low fat (less than 3 grams);

  low in saturated fat (less than 1 gram);

  low in cholesterol (less than 20 milligrams); and

  sodium value of less than 480 milligrams for individual foods, less than 720 milligrams if considered a main dish, and less than 960 milligrams if considered a meal.

The quest for healthier lifestyles has led consumers to search for healthier alternatives to animal protein. The FDA’s approval of a health claim for soy protein has fuelled soy protein’s increasing popularity and general acceptance among consumers. These factors are expected to sustain market demand for soy protein isolates. Burcon intends to participate in this growing market through its CLARISOY® soy protein.

CLARISOY®

In November 2008, Burcon announced that it had developed a soy protein which it branded as CLARISOY®. CLARISOY® soy protein is 100% soluble and transparent in applications with a pH of 4.0 and below. CLARISOY® is specifically designed to enable beverage manufacturers to meet the demand for great-tasting, nutritionally enhanced beverages targeted to the ever-growing number of health and wellness minded consumers. Unique to any other proteins on the market, CLARISOY® is the only vegetable-based protein that offers clarity and complete protein nutrition for low pH beverage systems. Potential beverage applications for CLARISOY® include: sports nutrition beverages, citrus-based drinks, fruit-flavoured beverages, lemonades, powered beverage mixes, fruit juice blends and fortified waters.

Processes used in the production of common and traditional soy protein isolates involve the use of harsh caustics and acids to separate the soy proteins from the other constituents of defatted soy. This harsh chemical treatment causes some denaturation of the soy proteins resulting in a lack of solubility and stability in aqueous products and, notably, a lack of solubility in acid beverages (juices, sport energy drinks, fortified waters, flavoured waters etc.). Burcon has developed and filed for patent protection over novel processes which avoid denaturing the soy proteins, allowing for the recovery of the "native" un-denatured.

Based on the recommendations of the Joint Expert Consultation of the Food and Agricultural Organization ("FAO") and World Health Organization ("WHO") in 1989, the FDA and the FAO/WHO adopted in 1993 the Protein Digestibility Corrected Amino Acid Score ("PDCAAS") as the preferred method for measuring the quality of a protein based on the amino acid requirements of humans. The PDCAAS method for evaluating protein quality is based on the needs of humans. The quality of a protein is based on the amino acid requirements of a 2 to 5 year old child, which is considered to be the most nutritionally demanding age group, other than infants. After adjusting for digestibility, the protein quality rankings of a specific protein evaluated under the PDCAAS method are compared to a standard amino acid profile with the highest possible score being a 1.0. A PDCAAS score of 1.0 means that, after digestion of the protein, it provides 100% or more of all the essential amino acids required. Proteins with a PDCAAS of 1.0 include egg and cow’s milk.

The PDCAAS scoring system has since been updated by the FAO/WHO/United Nations University ("UNU") in 2002, altering the reference amount of specific amino acids and also dividing the requirement by age groups of children 1-2 years and 3-10 years. In the Report of a Joint FAO/WHO expert consultation on protein and amino acid requirements in human nutrition, the FAO/WHO/UNU came to the conclusion that previous reports considerably overestimated the protein requirements. Despite the foregoing, the FDA has neither formally adopted the updated levels recommended in the 2002 report nor advised food companies to use these updated levels when calculating PDCAAS values.

Based on the PDCAAS method, Burcon’s CLARISOY® soy protein isolate has a score of 0.98 and 1.00 under the 1989 FAO/WHO pattern and the 2002 FAO/WHO/UNU pattern, respectively, suggesting that Burcon’s CLARISOY® soy protein isolate is a good protein source.

Soy Protein Production

Pursuant to the terms of the License and Production Agreement (see “Material Contracts”), Burcon has licensed its CLARISOY® soy protein technology to ADM, on an exclusive basis, to use, market and sell the products (the “Soy Products”) that use the CLARISOY® technology. Under the License and Production Agreement, ADM will be the primary party responsible for the commercialization efforts for CLARISOY®, including:

  developing the necessary process engineering for scaling up the production of the Soy Products;

  developing applications for the Soy Products; and

  designing, building and commissioning an initial production facility (the “Semi-works Production Facility”) to manufacture the Soy Products.

ADM will also, within a time specified under the License and Production Agreement, provide written notice to Burcon to advise whether it will or will not increase its annual production capacity of the Soy Products beyond the capacity of the Semi-works Production Facility (“Full Commercial Production”). The License and Production Agreement provides each party the right to convert the exclusive license to a non-exclusive license under certain conditions. If the exclusive license is converted to a non-exclusive license, Burcon will be entitled to make, have made, use, market and sell the Soy Products on a non-exclusive basis and to grant any such rights to any other person.

During the term of the license under the License and Production Agreement, Burcon will continue to refine its protein extraction and purification technology for soy protein in its Winnipeg Technical Centre. In addition, the Winnipeg Technical Centre will produce samples of CLARISOY® soy protein for ADM to facilitate the commercialization process.

Canola

Canola is the North American name for the enhanced variation of rapeseed first developed and introduced in 1974 when a Canadian researcher bred a "double low" variety of rapeseed with reduced levels of the two negative factors naturally occurring in rapeseed: erucic acid and glucosinolates. This type of rapeseed is known in Europe and parts of Asia as rapeseed or oilseed rape and has become the world’s second largest oilseed crop. The growth of rapeseed as an international crop can be attributed to three factors: the ability to grow rapeseed in temperate climates; favourable production costs; and a beneficial fatty acid profile for the oil, which is high in monounsaturates.

Each canola plant produces yellow flowers which produce pods that are similar in shape to pea pods and about 1/5th the size. Within the pods are tiny round seeds that are crushed to obtain canola oil. After the oil is removed through processing at a canola crushing plant, the remainder of the seed (approximately 60% by weight) is canola meal. Canola meal is the raw material from which Burcon intends to extract protein commercially to produce Puratein® canola protein isolate and Supertein™ canola protein isolate. Canola meal is comprised of approximately 35% protein. Canola meal is in abundant and relatively inexpensive supply and is sold almost exclusively as an animal feed ingredient; however, its protein value, even in feed applications, is limited by the presence of a large amount of fiber and other antinutritional factors naturally present in canola seed. Burcon’s extraction process separates the protein from the fiber and from most of the naturally occurring antinutritional factors.

In the past, numerous attempts have been made at finding an economically viable method to extract canola protein from canola meal. There is a significant amount of scientific publications that describe various methods to do so, most of which publications also underscore numerous reasons for the scientific interest in obtaining canola protein isolate, including, amongst others: a unique amino acid profile, rich in sulfur containing amino acids; an abundant source of protein; and two distinct protein fractions. However, none of the existing technologies described in the scientific literature is commercially applied at present. Major drawbacks of the existing technologies, which often use alkaline extraction followed by isoelectric precipitation, include the insufficient purity of the canola protein isolate, unacceptable colour and taste of the canola protein products as well as the resulting protein’s limitations regarding functionality. Phenolics that are naturally present in canola oxidize readily in alkaline conditions causing dark coloration of the final protein product.

Burcon’s canola protein extraction process does not use harsh chemicals but rather is based primarily on making use of physical separation and purification techniques. At the core of Burcon’s canola protein isolate production process is a micelle formation step, which separates the two naturally occurring proteins in canola: napin and cruciferin. Processing of these two fractions results in the cruciferin-rich canola protein isolate Puratein® canola protein isolate and the napin-rich canola protein isolate Supertein™ canola protein isolate.

Canola protein isolates produced through Burcon’s unique process are superior in colour, flavour and functionality when compared to canola proteins prepared through other methods. Both Supertein™ canola protein isolate and Puratein® canola protein isolate are bland in flavour, opening up a wide variety of applications including, but not limited to, beverages (soft drinks, transparent fruit beverages, sports drinks, and fortified waters) as well as nutritional bars, baked goods, meat substitutes, salad dressings or baby food. Supertein™ canola protein isolate’s key functionalities are solubility and transparency across the pH range as well as the ability to form large volumes of foam with good stability. Puratein® canola protein isolate’s key functionalities are emulsifying, gelling and binding.

Although there is currently no canola protein isolate industry information that would allow a comparison, Burcon’s management expects the production costs of Supertein™ canola protein isolate and Puratein® canola protein isolate to be in the same order of magnitude as those of traditional soy protein isolates but that the unique functional properties of Supertein™ canola protein isolate and Puratein® canola protein isolate could bring a higher market value.

The following illustration describes Burcon’s canola protein isolate extraction and purification process:

Canola Protein

Two major attributes are relevant to the commercial value of protein as an ingredient: functional value and nutritional value.

Functional Value

Proteins possess a wide range of attributes essential to the structure and textural integrity of food products. These relevant properties include: solubility, viscosity, water-binding, gelation, cohesion, adhesion, elasticity, emulsification, foaming, whipping, fat-binding and flavour-enhancing qualities.

In weighing the commercial potential of any protein ingredient, functional utility is at least as important as nutritional value. For example, although the nutritional value of wheat protein is comparatively low, (PDCAAS of whole wheat is 0.40, see "Canola Protein – Nutritional Value"), only wheat protein—called gluten—will make a traditional loaf of bread. Thus, the functionality of wheat protein makes it a staple in the North American diet. At the top end of the functional scale, egg white protein will whip, coagulate, and form films. Such functional versatility makes egg white one of the most valuable food proteins. Burcon’s canola proteins can be made to mimic many of egg’s functions, and in certain instances can outperform egg.

Nutritional Value

Proteins are organic compounds made up of carbon, hydrogen, oxygen and nitrogen. It is the presence of the nitrogen that sets protein apart from other nutrients. Nitrogen is essential to human life, but since we have no other source of nitrogen—unlike plants, we are unable to absorb it as a nutrient from the ground—one of the most important roles of dietary protein is to bring nitrogen into the body.

Proteins are made up of sub-units called amino acids. There are twenty dietary amino acids, typically subdivided into two categories: non-essential amino acids, which can be made within the body, and essential amino acids which must come from diet.

Amino acids supplied from dietary protein are needed for synthesis of body proteins in muscle, organs, bone and skin, and for synthesis of enzymes, certain hormones, antibodies and a host of bodily processes.

The essential amino acids are lysine, methionine + cysteine, threonine, tryptophan, leucine, isoleucine, valine, phenylalanine, arginine and histidine (adults do not require a dietary supply of arginine).

A diet deficient in one or more of the essential amino acids impairs growth in children, causes adults to lose muscle mass, and lowers the body's resistance to a variety of diseases. Extreme protein deficiency can be a cause of death. An adequate daily supply of high-quality protein is essential to optimal growth and health.

The nutritional supplements industry has seen rapid growth in the use of protein ingredients over the past ten years. Protein bars, once consumed only by endurance athletes, are now widely available and protein-rich meal-replacement products and dietary supplements have become supermarket staples. Protein supplements are also increasingly and successfully being promoted to the expanding market of geriatric consumers. Potential nutritional applications for canola protein isolates include power shakes, protein bars, protein powders and any other concentrated protein supplement.

Based on the PDCAAS method, the PDCAAS scores for Burcon’s canola proteins are as follows:

Canola Protein Isolate	FAO/WHO 1989	FAO/WHO/UNU 2002
	mg/g protein	mg/g protein
	(2-5 years old)	(3-10 years old)
Puratein®	0.60	0.72
Supertein™	0.71	0.91
Nutratein™ (blended canola protein)	0.90	1.00

Burcon’s canola protein has a score in the range of 0.60 to 0.90 under the 1989 FAO/WHO pattern and a score in the range of 0.72 – 1.00 under the 2002 FAO/WHO/UNU pattern, suggesting that Burcon’s canola protein is a good protein source.

Puratein®

Puratein® canola protein isolate has potential in a wide variety of food types.

Puratein® canola protein isolate is a canola protein isolate comprised mainly of globulin proteins. The functional properties of Puratein® canola protein isolate include emulsification, gel formation, thickening, formation of heat-stable foams, and water- and ingredient-binding. Applications for Puratein® canola protein isolate include dressings and sauces, meat substitutes, baked goods and protein bars. Puratein® canola protein isolate has good taste characteristics with no off-flavours.

Below is a summary of the potential applications for Puratein® canola protein isolate:

Application	Puratein® Function	Puratein® Traits
Dressings and Sauces	Emulsifying, Thickening	Puratein® is an emulsifier
Meat Substitutes	Gelling, Binding	Puratein® can form opaque, heat-induced gels
Baked Goods (bars, etc.)	Aeration, Binding, Nutrition	Puratein® has moderate foaming ability and is able to retain air when baked. Puratein® also has moderate water binding ability and can be used as an ingredient binder.

Supertein™

Supertein™ canola protein isolate is a highly soluble canola protein isolate comprised principally of albumin proteins. The functional properties of Supertein™ canola protein isolate include solubility, the ability to form transparent solutions, foaming and nutrition. Applications for Supertein™ canola protein isolate include beverages, confectionery, aerated desserts, and protein bars, among many others. Supertein™ canola protein isolate has a slightly sweet taste with no off-flavours.

Below is a summary of the potential applications for Supertein™ canola protein isolate:

Application	Supertein™ Function	Supertein™ Traits
Beverages	Nutrition, Solubility, Transparency	Supertein™ is soluble and produces transparent solutions. Supertein™ is a suitable protein for beverages because it has a balanced amino acid profile, is near 100% digestible, has good nutritional value comparable to animal protein and contains higher levels of amino acids containing sulfur than any other plant protein.
Confectionery	Foaming	Supertein™ is a foaming agent, producing large foam volumes with good stability.
Aerated Desserts (bars, bakery, etc.)	Foaming, Nutrition, Protein Fortification	Supertein™ is a foaming agent, producing large foam volumes with good stability.

Canola Protein Production

Burcon has designed and built a large-scale pilot production facility, complete with an analytical laboratory, for the development and small-scale production of proteins from various plant sources.

Burcon has over 11 years of experience in developing high-quality canola proteins and has successfully developed two unique canola protein isolates, Supertein™ canola protein isolate and Puratein® canola protein isolate. After years of research on developing these products to meet Burcon’s expectations of commercial quality standards, experience and know-how has been amassed in running large-scale pilot operations.

Based on available information, Burcon’s management expects an initial small commercial plant with an output of 5,000 metric tonnes per year of canola protein isolate to cost between $10,000,000 and $20,000,000. It is expected that the protein extraction plant will be constructed contiguous to on an existing canola crushing plant. The final cost will be dependant on the degree of existing infrastructure that can be used.

Burcon expects that there will be significant economies of scale associated with increasing the plant size. For example, a production plant of up to 50,000 metric tonnes annual canola protein isolate production (finished product) is expected to cost between $20,000,000 and $40,000,000 depending on the location and the ability to use existing infrastructure.

During the extension period under the Third Amendment, Burcon’s main research objective is to further the development and commercialization potential of Supertein™ and Puratein® canola protein isolates by further establishing their unique functional and nutritional characteristics. As such, Burcon will continue to refine its canola extraction and purification technologies and develop new technologies and specialized canola protein products.

Objectives

For the coming fiscal year, Burcon’s main objectives are to further the development and commercialization of its soy and canola products. In addition, Burcon will also:

  continue to refine its protein extraction and purification technologies, develop new technologies and related products;

  further strengthen and expand its intellectual property portfolio; and

  explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon’s intellectual property portfolio and business initiatives.

Burcon’s soy product development and commercialization objectives include:

  conducting further research and development to improve or develop novel applications for CLARISOY® soy protein into food products; and

  supporting ADM in connection with its development of a commercial facility for the production, marketing and sale of CLARISOY® soy protein products.

Burcon’s canola product development and commercialization objectives include:

  further research and development to establish the unique functional and nutritional characteristics of Supertein™ and Puratein® canola protein isolates;

  initiating scientific research projects aimed at establishing the potential health benefits of Supertein™ canola protein isolate and its use as a functional food ingredient; and

  reaching an agreement on the development and construction of a first commercial facility.

Marketing Strategies

Burcon’s CLARISOY® soy protein, Puratein® canola protein isolate and Supertein™ canola protein isolate are expected to compete with soy, whey, milk and egg proteins in the expanding global multi-billion dollar protein ingredient market. Burcon’s proteins are expected to specifically compete with whey protein isolates, casein/caseinates and dried egg-white as well as with existing traditional soy protein isolates.

Food Business News (May 10, 2011 edition) reported the following average prices for the week ending May 6, 2011 for the major protein ingredients that Burcon expects its products to compete with:

Whey protein isolate	US $4.96 /pound	CDN $10.70 /kg. [1]

Casein/caseinates	US $5.05 /pound	CDN $10.90 /kg. [1]

Dried Egg-white	US $4.50 /pound	CDN $9.70 /kg. [1]

Soy protein isolate prices are not readily available to the public. However, in a 2008 report on the U.S. Protein Ingredients Market, the market research firm Frost & Sullivan Limited ("Frost & Sullivan") disclosed the following average price for soy protein isolate (2008 average price):

Soy protein isolate	US $2.70 /pound	CDN $5.82 /kg.[1]

1Note: Conversion into Canadian dollars made by Burcon, based on Bank of Canada exchange rate of C$1.00 = US$1.02 on June 6, 2011.

Burcon expects the average selling price of Puratein® canola protein isolate and Supertein™ canola protein isolate to achieve an average price level that would equate to a premium over average soy pricing and at a significant discount to the animal-based proteins (whey, casein and egg). Burcon expects the cost to produce Puratein® canola protein isolate and Supertein™ canola protein isolate to be materially consistent with the cost to produce traditional soy protein isolates.

Pursuant to the License and Production Agreement, ADM has the sole discretion in developing the sales and marketing strategies for CLARISOY® soy protein. Given ADM’s extensive experience in the sale and marketing of soy protein products, Burcon expects that CLARISOY® will be strategically priced amongst ADM’s current product portfolio and other competing protein products in the global market.

Plant Protein

According to Frost & Sullivan, the U.S. protein-ingredients market was forecast to generate nearly US$4.5 billion in revenues in 2008 (approximately 43.3% plant proteins and 56.7% animal proteins by revenue) and is expected to continue to grow at a compounded annual growth rate of 4.5% to 2014. In the U.S. alone, approximately 2.5 billion pounds of protein ingredients are forcast to have been consumed in 2008. Perhaps more importantly from Burcon’s perspective, revenues of plant protein ingredients are projected to grow at an even faster rate. In 2008, plant protein consumption accounted for approximately 73.6% of the total protein consumed in the U.S. on a tonnage basis. .

Plant proteins are experiencing significant sales growth in North America and Western Europe for a variety of reasons. Changing demographics is one reason for this trend as nutrition-conscious baby boomers become aware of the health benefits of protein in general and, more specifically, of the benefit of plant proteins over certain animal proteins. Food manufacturers in turn are motivated by simple economics to prefer inexpensive plant proteins over their more costly animal counterparts.

Near-vegetarians, a growing group of consumers who choose meatless meals regularly but not exclusively, are also contributing to the trend favoring plant proteins. Responding to this new demographic, food manufacturers are taking advantage of the functional merits of plant proteins to create meat-free, high-protein foods.

While the demand for plant proteins is being driven by the health and wellness trend in the developed world, a possibly even larger force shaping the global protein ingredient industry is the growth of the middle class consumer in the developing world. During the past number of years, there has been a marked increase in demand for, and the price of, all protein ingredients. The growth of the middle class in the BRIC countries (Brazil, Russia, India and China) has been noted by many observers as being the key factor in that demand increase. As consumers evolve from a subsistence living to earning incomes where – in their respective countries - they can be classified as middle class, they invariably spend a large portion of their new income on food.

Casein and whey, the two major dairy protein ingredients, have experienced a particularly dramatic price increase in the past number of years as compared to historical averages. The major soy protein producers, led by Solae LLC ("Solae"), have in turn increased the price of their soy proteins during the same period albeit to a lesser extent.

In addition to the health and wellness trend in the developed world and the expanding middle class in the developing world, plant proteins are gaining popularity from the recognition that they offer a more environmentally friendly alternative to animal derived proteins. Consumers are considering the environmental footprint a product makes when making their purchase decisions. Production of animal proteins is viewed as less "environmentally economic" when compared to the production of plant proteins. Producers must feed plant protein to animals in order to produce animal proteins and animals are not efficient converters, pound for pound, of the proteins they consume. There is also a growing awareness of the large amount of greenhouse gases generated globally through livestock production.

Lastly, health concerns caused by melamine tampering/contamination, swine flu, E. coli, Asian bird flu and mad cow disease have provoked consumer concern that animal-based protein products may be unsafe.

Soy Protein

Frost & Sullivan estimated that in 2008, the United States soy protein market alone generated revenues of approximately US$1.6 billion and projects revenues to reach about US$2.1 billion by 2014. Sales of soy protein isolates alone – the highest quality of soy protein available commercially – were estimated by Frost & Sullivan at approximately US$798 million in 2008, which represented approximately half of the total revenues from the U.S. soy protein market.

As discussed above, ADM has the sole discretion in developing the sales and marketing strategies for CLARISOY® soy protein pursuant to the License and Production Agreement. Given ADM’s extensive experience in the sale and marketing of soy protein products, Burcon expects that CLARISOY® will be strategically priced amongst ADM’s current product portfolio and other competing protein products in the global market.

Canola Protein

The initial market for Puratein® canola protein isolate and Supertein™ canola protein isolate is anticipated to be food and nutrition processors. Specific sectors to be targeted will include: the baking industry; meat analogue manufacturers (e.g. veggie-burgers); beverage processors (non-dairy fortified drinks); sport nutrition manufacturers; and prepared foods manufacturers incorporating whole egg, dried egg white or certain dairy proteins. The anticipated strategy for marketing Puratein® canola protein isolate and Supertein™ canola protein isolate to food and nutrition processors is based on geographic market expansion in North America, Europe and then Asia through a licensing arrangement with ADM and thereby through ADM’s established networks in these markets with large consumer product manufacturers. See "Material Contracts – License and Development Agreement with ADM".

Burcon anticipates that, in conjunction with ADM, it will focus on food and beverage applications but acknowledges that there are important secondary applications in the cosmetics, pet food, livestock and aquaculture feed markets ("Secondary Markets"). The strategy is to concentrate on food and beverage applications over the lower valued livestock and aquaculture feeds that may not require the full range of functionality or nutritional properties that Puratein® canola protein isolate or Supertein™ canola protein isolate is expected to offer. Although the human protein ingredient market is more attractive due to the higher price points of protein ingredients currently competing in this market (whey protein isolate, caseinates, soy protein isolate, spray-dried egg white), there are significantly fewer obstacles to obtaining regulatory approval for these Secondary Markets.

The overall strategic intent is to build Puratein® canola protein isolate and Supertein™ canola protein isolate as global products through an alliance with a development partner. Although the License and Development Agreement contemplates the parties entering into a licensing agreement, there is no assurance that an agreement will ultimately be reached or that failing an agreement with ADM, another strategic partner can be found.

Intellectual Property

Patents

In October 1999, Burcon acquired the shares of Burcon-MB. At the time of the acquisition, Burcon-MB held patents and applications covering the protein micellar mass process for extracting and producing a canola protein isolate. Since the acquisition, Burcon has focused on developing its protein extraction and purification processes and seeking patent protection for its developments. Through Burcon-MB, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

  applications to protect additional novel protein extraction and purification technologies;

  applications to protect the uses of Puratein® canola protein isolate, Supertein™ canola protein isolate, and CLARISOY® soy protein isolate; for example, as functional food and beverage ingredients; and

  applications to protect the "signature characteristics" of Puratein® canola protein isolate, Supertein™ canola protein isolate and CLARISOY® soy protein isolate.

As of the date of this AIF, Burcon’s patents and patent applications cover 45 distinct inventions. Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. As at the date of this AIF, Burcon holds 164 issued patents in various countries, covering a number of key processes and uses of Burcon’s products as functional food and beverage ingredients, 27 of which have been issued in the U.S. Burcon holds patents or has filed patent applications in: Australia, Brazil, Canada, China, Hong Kong, India, Japan, the European Union, Mexico, New Zealand, Russia, South Africa, South Korea and the United States. Burcon currently has over 275 patent applications that are being reviewed by the patent offices in various countries, 70 of which are U.S. patent applications.

Granted U.S. Patents

Burcon holds 27 issued patents in the United States relating to canola protein isolate and flax protein isolate. These patents cover the protein micellar mass canola protein isolate technology acquired from Burcon-MB as well as improvements to the protein extraction and purification technologies made by Burcon. These new inventions include:

  improving the quality of the input meal prior to the purification and extraction process, which results in better protein quality and higher protein yield. The residual oil from canola meal is traditionally recovered using a solvent called hexane. After the residual oil has been extracted, the hexane is recovered by heating the canola meal to a high temperature of about 110°C to 140°C. Burcon has been granted 2 U.S. patents covering a low-temperature process of recovering the hexane at temperatures below 100°C and below 50°C, respectively, to provide a desolventized meal that allows for improved protein recovery. Burcon also holds a U.S. patent to protect novel processing conditions in oil seed meal preparation and the production of a tailored meal in place of conventional canola meal. Through tailoring the input meal, including the low-temperature process, Burcon is able to produce canola protein isolates with superior organoleptic properties (improved colour, taste, aroma and mouth feel);

  process improvements to produce canola protein isolate efficiently and to obtain higher yields of canola protein isolate;

  processes for reducing phytic acid in the production of protein isolates from oilseed meals. Phytic acid is a naturally occurring anti-nutritional component found in oilseed meals such as canola meal and soybean meal;

  protection covering important processing conditions for producing Supertein™ canola protein isolate as well as for the preparation of a highly refined Supertein™ canola protein isolate;

  protection covering the composition of the dominant species of protein in Burcon’s Puratein® canola protein isolate. Puratein® is a cruciferin-rich canola protein isolate comprised principally of globulin proteins, allowing it to have unique functional qualities. See “Description of the Business”;

  processes to improve the final colour profile of Puratein® canola protein isolate and Supertein™ canola protein isolate;

  applications for the uses of canola protein isolate as a functional food and beverage ingredient;

  the use of canola protein isolate as a flavour enhancer in a food product;

  alternative processes for producing canola protein isolates; and

  processes for the production of a flax protein isolate with unique protein profiles.

Patent Strategy

Burcon believes that it has developed a dynamic patent portfolio by aggressively seeking protection for new technologies as well as further protecting current technologies. In addition, Burcon has filed patent applications to cover alternative extraction technologies, which, in Burcon’s opinion, would not be commercially viable. Such filings have been made as part of Burcon’s defensive strategy to gain as much protection in the protein extraction and purification space as possible. Burcon will continue its research and development to further refine its processes and make new discoveries. The Company will continue to file additional patent applications to protect these discoveries.

Trade-marks

Burcon has obtained trade-mark registrations for "Puratein", “CLARISOY” and the slogan “A New World in Protein” in Canada and the United States. The Company has also filed for trade-mark protection for the brand names “Nutratein” in Canada and the United States and "Supertein" in Canada. In June 2011, Burcon and ADM entered into a trademark assignment and license agreement pursuant to which Burcon assigned its ownership of the CLARISOY® trademark to ADM. In return, Burcon has obtained a worldwide, non-exclusive, royalty-free license to use the CLARISOY® trademark for corporate marketing and promotion of Burcon, conducting research or development of CLARISOY® soy protein products and compliance with the requirements of applicable law. Burcon also has the option to re-acquire the CLARISOY® trademark if the license under the License and Production Agreement is terminated.

Facilities

Burcon’s head office is located at 1946 West Broadway, Vancouver, British Columbia, Canada in leased office space. Through Burcon-MB, Burcon leases the premises where the Winnipeg Technical Centre is located at market rental rates. These premises are located at 1388 Waller Avenue, Winnipeg, Manitoba, Canada. The lease will expire on August 31, 2012. At its option and subject to the conditions to be met by the landlord, Burcon may renew the lease for a further term of two years. The premises include a 10,333 square foot facility in a light industrial park. Burcon owns the equipment in this facility which includes tanks of up to 20,000 litre capacity, membrane systems, centrifuges, filter presses, various dryers and laboratory analytical equipment. Burcon operates exclusively and independently within these facilities under the immediate direction of its management. Certain services such as laboratory testing and analysis which cannot be conducted internally are contracted out as necessary.

Personnel

Burcon-MB currently has 14 employees and/or contractors with varying degrees of technical expertise who perform the duties relating to the operation of the research laboratory and pilot plant. Additionally, Burcon currently has 11 employees and/or contractors responsible for accounting, administration, corporate development, investor and public relations, legal and research and development activities.

Competitive Conditions

Burcon has licensed its soy protein technology to ADM and will support ADM’s efforts to commercialize CLARISOY® soy protein. Through each party’s efforts under the License and Development Agreement, Burcon and ADM continue to work on commercializing Puratein® canola protein isolate and Supertein™ canola protein isolate.

The protein ingredient market is a global industry dominated by a few relatively large participants. Burcon recognizes that the selective use of alliances and partnerships can lower certain risks and can be the fastest and most profitable approach to maximizing revenues and cash flow. Recognizing this, Burcon entered into the License and Development Agreement with ADM to commercialize Burcon’s canola protein ingredients including Puratein® canola protein isolate and Supertein™ canola protein isolate and the License and Production Agreement with ADM to commercialize Burcon’s soy protein ingredients. See "General Development of the Business".

ADM is a public company with annual revenues at approximately US$62 billion (fiscal 2010). It is a major international company that produces among other things, ethanol, high fructose corn syrup, soy flour, soy protein concentrate, soy protein isolate and wheat gluten and is a world leader in oilseed crushing.

Burcon recognizes that, in addition to ADM, there are other large industry participants with significant resources that dominate the plant protein ingredient industry. Two of the other major industry participants that sell plant protein ingredients to the food and beverage industries include Cargill Inc. ("Cargill") and Solae.

Cargill is the U.S.’s largest private company with annual revenues of US$107.9 billion (2010). Cargill is an international producer, marketer, processor and distributor of agricultural, food, financial and industrial products and is one of the world’s largest canola crushers. It produces soy flour, soy grits and textured soy protein.

Solae is a world leader in soy-based proteins and ingredients for the food, meat and nutritional products industries. Headquartered in St. Louis, Missouri, with annual revenue exceeding US$1 billion (2010), the company was formed through an alliance between Bunge Limited ((NYSE: BG) fiscal 2010 revenue: US$45.7 billion) and E.I. du Pont de Nemours and Company ("DuPont"), ((NYSE: DD) fiscal 2010 revenue: US$32.7 billion).

Rising commodity prices have had a salient impact on the global aquaculture and livestock farming sectors in recent years, as they have had a direct impact on feed costs as well as on energy costs. These rising input prices have in turn been one of the factors that have increased the cost to produce animal proteins (egg protein products as well as the dairy proteins, casein and whey). Burcon anticipates that under commercial production levels, it will be able to produce its plant protein isolates at a cost level which will make them significantly competitive with animal proteins.

Burcon offers a value proposition for both the multibillion-dollar oilseed crushing industry which produces enormous volumes of canola meal and soybean meal that currently sell as relatively low margin animal feed. Burcon has the technology and know-how to add value to these meals by extracting unique and potentially valuable food proteins. The unique nutritional and functional characteristics of Puratein® canola protein isolate, Supertein™ canola protein isolate and CLARISOY® soy protein differentiate them from the existing soy proteins as well as from the existing animal based proteins (casein, whey and egg). It is these unique attributes which Burcon anticipates will make the proteins valuable to the food and beverage industry.

For the branded product companies and the food ingredient companies, the value proposition comes from both the novel properties of Burcon’s proteins as well as the inherent first-mover advantage. Exclusivity through patent protection and the first-mover advantage could add significant value to Burcon’s opportunity in an industry where first-movers dominate, and market share changes slowly. For example, the iconic sport beverage brand Gatorade owned 83% of the sport beverage market in the United States in 2007, down only 10 percentage points from its 93% share which it enjoyed at its peak two decades earlier (source: Advertising Age magazine April 21, 2008). Taken together, the exclusivity and first-mover advantage could create an opportunity for food and beverage processors to brand or co-brand multiple new products fortified with Burcon’s proteins.

See also "Risk Factors".

Environmental Matters

Burcon’s extraction processes use no harsh chemicals and emit no noxious odours or significant waste products. Biodegradable and/or recyclable input materials, end-products and by-products are used and, therefore, are expected to present no significant environmental risk. As such, Burcon does not foresee any financial and operational effects of environmental protection or requirements on the capital expenditures, earnings and the competitive position of Burcon in the current financial year or in the foreseeable future.

Burcon’s processes as demonstrated to date are expected to work equally well on input materials from both genetically modified ("GM") and non-GM sources.

Regulatory Approval For Marketing CLARISOY®

Food-grade soy protein isolate first became available on October 2, 1959 with the dedication of Central Soya's edible soy isolate, Promine D, production facility in

Chicago. An edible soy isolate and edible spun soy fiber has also been available since 1960 from the Ralston Purina Company in St. Louis, where they had originally developed the technology. In 1987, Protein Technologies, Inc. ("PTI") became the world's leading maker of isolated soy protein and was subsequently acquired by DuPont.

Soy protein isolate is a highly refined or purified form of soy protein with a minimum protein content of 90% on a moisture-free basis. It is made from defatted soy flour which has had most of the non-protein components, fats and carbohydrates removed. Because of this, it has a neutral flavour and will cause less gas due to bacterial flatulence.

Soy protein isolates are mainly used to improve the texture of meat products, but are also used to increase protein content, enhance flavour, and as an emulsifier.

Pure soy protein isolate is used mainly by the food industry. It is sometimes available in health stores or in the pharmacy section of the supermarket. It is usually found combined with other food ingredients.

In 1995, the New England Journal of Medicine (Vol. 333, No. 5) published a report from the University of Kentucky entitled, "Meta-Analysis of the Effects of Soy Protein Intake on Serum Lipids." It was financed by the PTI division of DuPont, The Solae Company, St. Louis. This meta-analysis concluded that soy protein is correlated with significant decreases in serum cholesterol, Low Density Lipoprotein LDL (bad) cholesterol and triglyceride concentrations. However, High Density Lipoprotein HDL (good) cholesterol did not increase. Soy phytoestrogens (isoflavones: genistein and daidzein) adsorbed onto the soy protein were suggested as the agent reducing serum cholesterol levels. On the basis of this research, PTI, in 1998, filed a petition with FDA for a health claim that soy protein may reduce cholesterol and the risk of heart disease.

In October 1999, the FDA approved a health claim for soy protein and its role in reducing the risk of coronary heart disease. Food manufacturers may label foods containing soy protein by stating that "Diets low in saturated fat and cholesterol that include 25 grams of soy protein daily may reduce the risk of heart disease. One serving of (name of food) provides __ grams of soy protein." One serving (1 cup or 240 mL) of soy milk, for instance, contains 6 or 7 grams of soy protein.

While soy protein and soy protein isolates themselves have not been granted GRAS status by the FDA, they are widely used in food and nutritional applications including infant formula. As a result, Burcon does not anticipate any regulatory process for its CLARISOY® soy protein. However, there can be no assurance that the FDA will not require companies producing and selling soy protein isolates to meet additional regulatory requirements in the future.

Obtaining Regulatory Approval For Marketing Puratein® and Supertein™

Canola meal is currently used as a protein ingredient in dairy, beef, swine and poultry rations and is recognized for its consistent quality and value. Canola meal’s nutritional value, even in animal feed applications, is limited by the presence of a large amount of fiber and other anti-nutritional factors such as glucosinolates. Glucosinolates are the sulphur compounds that give mustard its sharp taste. Analysis of Puratein® canola protein isolate and Supertein™ canola protein isolate conducted by independent testing laboratories has indicated very low levels of glucosinolates. Puratein® canola protein isolate and Supertein™ canola protein isolate have numerous potential applications, primarily as a food ingredient and as a personal care product ingredient. See "Description of the Business". In order to market Puratein® canola protein isolate and Supertein™ canola protein isolate as a food ingredient, approvals must be obtained from the applicable regulatory authorities in the countries currently targeted for commercialization. Initially, these countries are the United States, the countries comprising the European Union and Canada.

United States

During fiscal 2008, Burcon, in conjunction with ADM, pursued regulatory recognition for Puratein® canola protein isolate and Supertein™ canola protein isolate.

A substance may be "generally recognized as safe" or "GRAS" as a food ingredient based on two principles: it is a prior sanctioned substance, meaning that it has been used in food before 1958; or it is determined to be GRAS by scientific experts based on scientific procedures. Accordingly, because canola meal (and canola protein contained therein) does not have a history of safe use in human foods, the determination that Puratein® canola protein isolate and Supertein™ canola protein isolate are GRAS must be based on scientific procedures.

Scientific studies were conducted during fiscal 2008 and based on those studies, Burcon and ADM prepared a dossier of data that included scientific information about canola, how canola is grown, handled and processed, Burcon’s protein extraction process and finally, the intended uses of the proteins in foods and beverages. A panel of qualified experts in the fields of food safety, toxicology, nutritional sciences, food allergies and pediatric nutrition reviewed the dossier to which it also had input and affirmed unanimously that the proteins are safe for their intended uses. In October 2008, Burcon’s Puratein® canola protein isolate and Supertein™ canola protein isolate achieved self-affirmed GRAS status.

Substances that are GRAS under conditions of their intended use are exempted from the usual Federal Food, Drug, and Cosmetic Act ("FFDCA") food additive tolerance requirements.

For a substance to be GRAS, the scientific data and information about the use of the substance must be widely known and there is a consensus among qualified experts that the data and information establish that the substance is safe under the conditions of its intended use.

When a use of a substance does not qualify for the GRAS exemption, then the substance is considered to be a food additive under the FFDCA. Use of the substance is subject to the premarket approval mandated by the FFDCA. For a food additive, privately held data and information about the use of a substance are sent by the proponent to the FDA, which evaluates the data and information to determine whether the data and information establishes that the substance is safe under the conditions of its intended use. If found unsafe, the FDA may take enforcement action to stop distribution of the food substance and foods containing it on the grounds that such foods are or contain an unlawful food additive.

A GRAS designation typically exists in one of three forms:

1.
Self-affirmed. The manufacturer of the substance has performed all necessary research, including the formation of an expert panel to review safety concerns, and is prepared to use these findings to defend its product's GRAS status.

2.	FDA-pending. The manufacturer has performed all the aforementioned due diligence, and submitted to the FDA for GRAS approval.

3.	No comment. The FDA has reviewed a product's GRAS notification claim and responded with "no comment"; i.e., no further challenges on the product's GRAS status.

To enhance consumer acceptance of Puratein® canola protein isolate and Supertein™ canola protein isolate, Burcon and ADM chose to pursue GRAS notification for Puratein® canola protein isolate and Supertein™ canola protein isolate. GRAS notification is a voluntary procedure whereby a company informs the FDA of its determination that the use of a substance is GRAS.

During fiscal 2010, Burcon’s scientists collaborated with ADM in the preparation and review of the manuscripts for the publication of the toxicology studies conducted in fiscal 2008 as part of the GRAS self-affirmation process. On August 20, 2009 and November 3, 2009, Burcon announced the publication of the Puratein® and Supertein™ toxicology studies, respectively, in peer-reviewed journals. The publication of these scientific studies forms a significant part of the GRAS notification process.

On January 19, 2010, Burcon announced that it had filed a formal notification in accordance with the FDA proposed regulation 62FR 18938, having determined, based on a review of the data referenced in the notification, that Burcon’s Puratein® canola protein isolate and Supertein™ canola protein isolate are GRAS for their intended use as an ingredient in a variety of food and beverage applications and in addition, that both substances are exempt from premarket approval requirements of the Food, Drug and Cosmetic Act (the “GRAS Notification”). In response to comments from the FDA, Burcon modified and resubmitted the GRAS Notification in February 2010. In a letter dated April 1, 2010, the FDA formally acknowledged receipt of the GRAS Notification.

After the FDA acknowledges receipt of the GRAS notice, it then evaluates whether the submitted notice provides a sufficient basis for the GRAS determination and whether information in the notice or otherwise available to the FDA, raises issues that lead the FDA to question whether use of the substance is GRAS. Following the evaluation and within 180 days, the FDA responds in one of 3 ways:

1.	the FDA does not question the basis for the notifier's GRAS determination;

2.
the FDA concludes that the notice does not provide a sufficient basis for a GRAS determination (for example, the notice does not include appropriate data and information, or because the available data and information raise questions about safety of the notified substance); or

3.	the FDA has, at the notifier's request, ceased to evaluate the GRAS notice.

A substance is GRAS notified when, after reviewing the GRAS notification, the FDA responds with a no-objection letter if it is satisfied with the submission.

On August 30, 2010, Burcon announced that the U.S. Food and Drug Administration issued a no objection letter with respect to Puratein® and Supertein™ canola protein isolates. This response indicates that the FDA has no objection to the conclusion that Puratein® and Supertein™ are Generally Recognized as Safe (GRAS) among qualified experts for use alone or together as an ingredient in dairy products, grain products, fruit and vegetable juices and beverages, salad dressings, meal replacements and nutritional bars.

Europe

Where a new ingredient has not been used to a significant degree in human food in the EU market prior to May 1997, the ingredient is regarded as a novel food ingredient and would be regulated under the 1997 Regulation (EC) No 258/97 concerning Novel Foods and Novel Food Ingredients.

Food supplement products are marketed in Europe as foodstuffs or medicines depending on the indication of the product. A "foodstuff" is defined as any substance or product, whether processed, partially processed or unprocessed, intended to be ingested by humans. The use of Puratein® canola protein isolate and Supertein™ canola protein isolate in pill or powder form for use in supplement type products (e.g. energy bars and drinks) would categorize the ingredients as a foodstuff in Europe, provided that no health related claims were declared.

According to the EU novel food regulations, a novel food application must contain a general description of the novel food, including technical data and categorization. The application should outline the rationale justifying that Puratein® canola protein isolate and Supertein™ canola protein isolate is in fact "novel" as prescribed under the regulations. The EU has formulated a Scientific Committee for Food which evaluates various classes and subclasses of novel foods. Puratein® canola protein isolate and Supertein™ canola protein isolate fall under two subclasses depending on whether it was obtained from genetically or non-genetically modified canola meal.

The European Commission published its proposal regulation that will replace the current novel food regulation. No date has been given as to when this will come into force. The new regulation would require applicants to submit a novel food application directly to the European Food Safety Agency (“EFSA”) who will do the necessary evaluation and scientific assessment. Following a no-objection response from the EFSA, the novel food ingredient can be marketed in all EU countries. Burcon will therefore be required to meet all requirements prescribed under the EU’s novel foods regulation for marketing Puratein® canola protein isolate and Supertein™ canola protein isolate.

Canada

The manufacture and sale of Puratein® canola protein isolate and Supertein™ canola protein isolate is subject to compliance with regulatory regimes in Canada that require a manufacturer to demonstrate a product’s safety as a food.

These activities are governed by the federal Food and Drugs Act and Regulations, which are administered by the Food Directorate, Health Products and Food Branch of Health Canada, a Canadian government agency. The Food and Drug Regulations require a manufacturer to notify the Food Directorate in writing of its intention to sell or advertise for sale of a novel food.

In Canada, each of Puratein® canola protein isolate and Supertein™ canola protein isolate is considered a “novel food”, meaning a food that does not have a history of safe use in humans or that has been manufactured by a process that has not been previously applied to it and which causes it to undergo a major change.

The regulatory pathway to product acceptance requires a submission of a Safety Assessment Data Package to Health Canada that includes details such as novel extraction process, nutritional, toxicology and allergenicity considerations. The package must also include specific information on the novel food’s intended use and directions for its preparation, as well as the text of all labels to be used in connection with the novel food.

The steps toward obtaining approval as a novel food include the following:

  preliminary consultation and meetings with Health Canada officials to review the characteristics and make-up of the product and obtain guidance on the Safety Assessment Data Package;

  toxicology tests conducted by recognized research and testing facilities to provide evidence of the safety of the product; and

  submission to Health Canada Food Directorate of a Novel Food Notification that includes a description of the product, its development and intended uses; details of the procedures for manufacturing; packaging and storing the product; information regarded expected levels of consumption; and results of the toxicology tests;

  safety assessment of the novel food by the relevant bureau of the Food Directorate and presented to the Food Rulings Committee for consideration; and

  Health Canada issues a no objection letter to the sale of novel food product as human food in Canada as specified in the notification.

Review of the Novel Food Notification by Health Canada will determine whether the toxicology test information is sufficient to establish safety of the product or whether any additional testing is required. During fiscal 2011, Burcon began to investigate the process for approval of Puratein® canola protein isolate and Supertein™ canola protein isolate as novel foods in Canada. However, there is no assurance that Health Canada will approve the product or will not require further testing.

Estimated Timelines

Obtaining "novel food" status in Europe and Canada could take between 1 1/2 and 2 1/2 years. This is based on the assumption that there are no major issues raised by the applicable regulatory authorities. See "Risk Factors". Burcon’s Supertein™ and Puratein® canola protein isolates have now been GRAS-notified in the United States. However, until the terms of a license agreement have been finalized with either ADM or with an alternative strategic partner, Burcon has determined that it will postpone the process for pursuing regulatory approval in Canada and Europe.

Risk Factors

Patents and Proprietary Rights

Burcon’s success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of others or having others infringe on its rights. Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. As at the date of this AIF, Burcon has been granted a total of 164 patents in various countries covering a number of key processes and uses of Burcon’s protein products as functional food and beverage ingredients. Of those patents, 27 have been granted in the United States. Countries in which Burcon holds issued patents or has filed patent applications are: Australia, Brazil, Canada, China, Hong Kong, India, Japan, the European Union, Mexico, New Zealand, Russia, South Africa, South Korea and the United States. Currently, Burcon has over 275 patent applications that are being reviewed by the patent offices in those countries.

The patent positions of food processing and manufacturing businesses, including Burcon’s, are uncertain and involve complex legal and factual questions for which important legal issues are largely unresolved. For example, the coverage claimed in a patent application can be significantly reduced before a patent is issued. There can be no assurance that any of Burcon’s patent applications will result in the issuance of patents, that Burcon will develop additional proprietary products that are patentable, that any patents issued to Burcon will provide it with adequate protection or any competitive advantages, that such patents will not be successfully challenged by any third parties or that the patents of others will not impede Burcon’s ability to commercialize its technology. Furthermore, there can be no assurance that others will not independently develop products or technologies similar to Burcon’s or, if patents are issued to Burcon, design around any patented products developed by Burcon.

Publication of discoveries in the scientific or patent literature often lag behind actual discoveries. As a consequence, Burcon cannot be certain that it was the first creator of inventions covered by issued patents or pending patent applications or that it was the first to file patent applications for such inventions. Moreover, Burcon might have to participate in interference proceedings declared by the United States Patent and Trademark Office or other proceedings outside the United States, including oppositions, to determine priority of invention or patentability. An unfavourable outcome in an interference or opposition proceeding could preclude Burcon from selling products using the technology or require Burcon to obtain license rights from prevailing third parties. There is no guarantee that any prevailing party would offer Burcon a license or that Burcon could acquire any license made available to it on commercially acceptable terms. There can be no assurance that the patents that Burcon has received or may be able to obtain in the future would be held valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents.

Part of Burcon’s intellectual property is in the form of trade secrets and know-how and may not be protected by patents. There can be no assurance that Burcon will be able to protect its trade secrets. To help protect Burcon’s rights, Burcon requires its employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection for Burcon’s trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

Protection of Intellectual Property is Expensive

Burcon’s future success and competitive position depends in part on its ability to obtain and maintain certain proprietary intellectual property rights used in its principal product candidates. Any such success may be achieved in part by prosecuting claims against others who it believes are infringing its rights and by defending claims of intellectual property infringement brought by its competitors and others. Burcon’s involvement in any such intellectual property litigation could result in significant expense incurred by Burcon, adversely affecting the development of product candidates or sales of such challenged product or intellectual property and diversion of efforts of Burcon’s technical and management personnel, whether or not such litigation is resolved in Burcon’s favour. Some of Burcon’s competitors may be able to sustain the costs of complex patent litigation more effectively than Burcon because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on Burcon’s ability to continue its operations. In the event of an adverse outcome as a defendant in any such litigation, Burcon may, among other things, be required to:

  pay substantial damages;

  cease the development, manufacture, use or sale of product candidates or products that infringe upon the intellectual property of others;

  expend significant resources to design around a patent or to develop or acquire non-infringing intellectual property;

  discontinue processes incorporating infringing technology; or

  obtain licenses to the infringing intellectual property.

No assurance can be provided that Burcon would be successful in such development or in the acquisition of non-infringing technology or that such licenses for such infringing technology would be available upon reasonable terms, if at all. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on Burcon’s business and financial results. If Burcon does not obtain such licenses, it could encounter delays in the introduction of products or could find that the development, manufacture or sale of products requiring such licenses could be prohibited.

Should third parties file patent applications, or be issued patents claiming technology also claimed by Burcon in pending applications, Burcon may be required to participate in interference proceedings with the United States Patent and Trademark Office, or other proceedings outside the United States, including oppositions, to determine priority of invention or patentability, which could result in substantial cost to Burcon even if the eventual outcome were favourable to Burcon.

Early Stage of Development

Burcon is at an early stage of development. It has not commercialized its products, and accordingly, has not begun to market or generate significant revenues from the commercialization of its products. There can be no assurance that any of its products will: meet applicable food regulatory standards; obtain required regulatory approvals in countries where such approvals have yet to be sought; be capable of being produced in commercial quantities at reasonable costs; or be successfully marketed; or that the investment made in such potential products will be recouped through sales or related royalties. None of Burcon’s potential products are expected to be commercially available as a food ingredient for human consumption for at least 1 year. ADM may choose not to license Burcon’s technology for producing Puratein® canola protein isolate and Supertein™ canola protein isolate. In the event Burcon is unable to secure an alternative strategic partner for its canola protein isolates then the commercialization of its products may be delayed or unsuccessful. Burcon is dependent on ADM to commercialize its CLARISOY® soy protein products. Even if Burcon commercializes a product or products, its business strategy may not be successful.

Burcon May Never Achieve Profitability

Burcon has accumulated net losses of approximately $46.1 million from its date of incorporation through March 31, 2011. Although Burcon expects to receive royalty payments from ADM pursuant to the License and Production Agreement, the magnitude of these royalty payments cannot be ascertained at this time. In the absence of a definitive time for when sales of products will occur, Burcon expects its accumulated net losses will increase as it continues to commercialize its products, its research and development and its product application trials. Burcon expects to continue to incur substantial losses for the foreseeable future. Burcon cannot predict if it will ever achieve profitability and, if it does, it may not be able to sustain or increase its profitability.

Burcon’s ability to achieve and maintain profitability will depend on, among other things, the market's acceptance of any of its products that receive regulatory approval. The commercial success of any of Burcon’s products will depend on whether:

  they receive public and industry acceptance as a food ingredient and dietary supplement; and

  they may be sold at competitive prices or are able to obtain sufficient royalty revenue from licensing which adequately exceeds Burcon’s production (or business) costs.

Market Conditions

Although Burcon has sufficient funds to operate until January 2013, it may need to raise capital in the near future through an equity offering in order to meet its business objectives. Although global financial markets have been in recovery, the inherent risk in investing in early stage companies such as Burcon may make it difficult for the Company to obtain capital and financing for its operations. There can be no assurance that additional financing may be available on acceptable terms, if at all.

Financing Requirements

Since acquiring Burcon-MB on October 8, 1999, Burcon has raised gross proceeds of approximately $48.6 million from the sale or issuance of equity securities. Developing Burcon’s products and conducting product application trials is capital intensive. As at the March 31, 2011 balance sheet date, Burcon had $11.9 million in cash and cash equivalents and short term investments which, management estimates, are sufficient resources to continue the current level of operations for approximately two years. In the event that Burcon does not achieve profitability during that time period, Burcon will need to raise additional capital to:

  fund operations;

  fund product application trials;

  continue research and development for commercial production of its products;

  generate data to support regulatory approvals in Canada, the European Union and the United States, where necessary; and

  commercialize its products.

Additional financing may not be available on acceptable terms, if at all. If Burcon raises funds by issuing more equity securities, holders of common shares will experience dilution. If Burcon is unable to raise additional funds when it needs them, it may be required to delay, reduce or eliminate some or all of its development programs and some or all of its product application trials. Burcon may also be forced to license technologies to others that it would prefer to develop internally.

Product and Market Related Risks

The long-term success of Puratein® canola protein isolate, Supertein™ canola protein isolate and CLARISOY® soy protein isolate hinges upon market acceptance by food and feed ingredient manufacturers and suppliers in numerous product applications. ADM may choose not to license Burcon’s technology for producing Puratein® canola protein isolate and Supertein™ canola protein isolate. In the event Burcon is unable to secure an alternative strategic partner for its canola protein isolates or is unable to secure a strategic partner to assist in establishing credibility, market acceptance of and the commercialization of its products may be delayed or unsuccessful. The commercial products manufactured by Burcon must exhibit certain functional and nutritional characteristics to garner any market share in the industries that are targeted. There can be no assurance that Burcon’s products will meet industry standards. Even though Puratein® canola protein isolate, Supertein™ canola protein isolate and CLARISOY® soy protein isolate may be found to be functionally acceptable in product applications, there is no assurance that they will obtain market acceptance and within a reasonable time frame. Burcon’s products have only been produced in small scale batches, and the majority of food or feed ingredient manufacturers will require a substantial testing phase and demonstration of consistent delivery and production capabilities for commercialization. Without this capability, market acceptance of Puratein® canola protein isolate, Supertein™ canola protein isolate and CLARISOY® soy protein isolate may be delayed.

There are many large companies in the marketplace that manufacture and produce mature and well-known protein ingredients that have been used for many years. These companies also possess far greater financial, marketing and human resources than Burcon. Products such as dried egg white and soy protein isolate have been used in the food processing industry for years with successful results. These protein ingredients are proven to be functional, technologically sound, readily available and reliable. Burcon recognizes that it must devote resources and energy over a long period of time to develop these markets as they tend to be quite conservative. Food companies rely on taste, appearance and health appeal to sell their products and they are unlikely to accept even a lower priced product without comparable or superior functionality. Major companies in the food processing industry have invested hundreds of millions of dollars in brand and product development and will avoid ingredients or processes that may be of questionable or unproven benefit.

Consumer Acceptance

There is a continuing public issue in Europe and to a lesser degree, other markets, regarding food products derived from genetically modified organisms ("GMOs"). Genetic modification, where a plant’s genetic makeup is altered by insertion, deletion or reversal of genes, often from an entirely different organism, should not be confused with traditional plant breeding techniques which have been used for generations to selectively breed plants with desirable traits. In fact, canola is a variation of rapeseed developed by Canadian plant breeders using traditional techniques.

The GMO debate centres on the issue of whether food products derived from GMOs pose potential health risks to consumers and/or the environment. Burcon’s processes for extracting a protein isolate from canola meal and soy are equally effective with starting materials from either GM or non-GM sources and can also utilize oilseed meals other than canola or soy. Therefore, if Burcon chooses to use starting materials from a GMO source, the resultant protein isolate may be less acceptable to some consumers.

Government Regulatory Approval

The approval, manufacture and sale of food ingredients, such as Burcon’s products, are governed by regulatory regimes in Canada, the United States and Europe that require a manufacturer to be able to demonstrate a product’s safety. In order to obtain approval to market a product, a manufacturer may be required to undertake controlled research and testing, which will be subject to government review and approval. There is a risk that government approval may not be received in a timely fashion or at all.

Rapid Technological Change

The food processing industry is subject to rapid and substantial technological change. There can be no assurance that developments by others will not render Burcon’s products or technology non-competitive or that Burcon will be able to keep pace with technological developments.

Significant Competition

Technological competition among food industry participants is intense and is expected to increase. Many competitors and potential competitors of Burcon have substantially greater product development capabilities and financial, scientific, marketing, and human resources than Burcon. Other companies may succeed in developing products earlier than Burcon, obtaining regulatory approvals for such products more rapidly than Burcon or in developing products that are more effective than those proposed to be developed by Burcon. While Burcon will seek to expand its technological capabilities in order to remain competitive, there can be no assurance that research and development by others will not render Burcon’s technology or products obsolete or non-competitive.

Lack of Commercial Manufacturing Experience

Burcon has not yet manufactured any products in substantial quantity. To be successful, Burcon’s products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable cost. In order to manufacture its products in commercial quantities, if it elects to do so, Burcon will need to develop its own manufacturing facilities or contract with third parties to manufacture its products. Developing its own commercial scale manufacturing facilities will require Burcon to raise substantial funds and to retain additional management and technical personnel who have manufacturing experience. No assurance can be given that Burcon will be able to make the transition to commercial production.

Ability to Hire and Retain Key Personnel

Burcon is highly dependent on its senior management and scientific and technical personnel. The competition for qualified personnel in the food industry is intense, and Burcon relies heavily on its ability to attract and retain qualified managerial, scientific and technical personnel. In addition, Burcon’s ability to manage growth effectively will require it to continue to implement and improve its management systems and to recruit and train new employees. There can be no assurance that Burcon will be able to attract and retain skilled and experienced personnel.

Reliance on Key Personnel

Burcon is dependent on certain members of its management and the loss of the services of one or more of these individuals could adversely affect the Company. Neither Burcon nor Burcon-MB has purchased key man insurance on behalf of any member of Burcon’s and/or Burcon-MB’s senior management.

Product Liability

Food products involve an inherent risk of product liability claims and associated adverse publicity. There can be no assurance that Burcon will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of Burcon’s potential products.

DIVIDEND RECORD AND POLICY

There are no restrictions that could prevent Burcon from paying dividends provided that Burcon has retained earnings from which such dividends can be paid. Burcon has not declared any dividends on its Common Shares. The Company’s policy is that dividends will not be paid until a number of years after it has commenced commercial production of Puratein® canola protein isolate, Supertein™ canola protein isolate and CLARISOY® soy protein isolate, and will only be paid if the directors believe that to do so would be in the best interests of the Company and its shareholders.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of Burcon consists of an unlimited number of Common Shares without par value. Each holder of Common Shares is entitled to one vote in respect of each Common Share held by such holder at meetings of shareholders. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary or any other distribution of its assets among its shareholders, the holders of Common shares will be entitled to receive the remaining property or assets of the Company available for distribution pro rata, in proportion to the number of Common Shares held. As at June 21, 2011, 29,971,074 Common Shares were issued and outstanding. In addition, the Company has 1,875,354 outstanding incentive options to purchase Common Shares.

MARKET FOR SECURITIES

The Common Shares have been listed and trade on the Toronto Stock Exchange ("TSX") under the symbol "BU" since June 18, 2009. Prior thereto, the Common Shares were listed and traded on the TSX Venture Exchange (“TSXV”) under the symbol “BU”. The following table sets forth, for the periods indicated, the reported high and low prices and total volume of trading of the Common Shares on the TSXV and TSX, respectively:

Calendar Period	High	Low	Total Volume
April 2010	$9.57	$8.61	370,950
May 2010	$8.76	$7.38	366,666
June 2010	$8.58	$6.85	362,866
July 2010	$7.47	$6.31	201,325
August 2010	$9.59	$7.38	449,106
September 2010	$11.39	$9.36	1,447,259
October 2010	$11.87	$10.52	562,177
November 2010	$11.20	$8.95	885,638
December 2010	$11.24	$9.11	505,930
January 2011	$10.00	$8.18	444,556
February 2011	$11.15	$9.49	355,523
March 2011	$11.65	$8.83	884,993

During the fiscal year ended March 31, 2011, the Company granted options to directors to purchase up to 130,000 Common Shares. These options were granted on April 14, 2010 and April 20, 2010 at an exercise price of $8.96 per share and $8.65 per share, respectively.

DIRECTORS AND OFFICERS

Directors and Officers

The following chart sets out the name, province or state and country of residence of each director and officer of the Company, each such person’s principal occupation during the past five years, the period of time each has served as a director or officer of the Company and the Common Shares beneficially owned or controlled by each of them as at the date of this AIF. A biography of each director and officer, which includes a five year history of employment, follows under

"Biographies of Directors and Officers". The term of office of each director will expire at the conclusion of the Company’s next annual meeting.

Name, Position	Principal Occupation	Period as a	Common	Options
and Municipality	During the Previous	Director of	Shares	Held
of Residence	Five Years	the Company	Held
Allan Yap, Chairman of the Board, Chief Executive Officer and Director, Hong Kong, China	Chairman and Chief Executive Officer of Burcon; President of Burcon Group Limited (investment company) until July 2007	Since November 3, 1998	1,333,666	205,000
Johann F. Tergesen, President, Chief Operating Officer and Director, British Columbia, Canada	President and Chief Operating Officer of Burcon	Since November 3, 1998	275,902	270,000
Rosanna Chau, Director, Hong Kong, China	Deputy Chairman and Managing Director of ITC Corporation Limited (investment holding)	Since November 3, 1998	385,389	52,500
Paul Westdal, Director, Manitoba, Canada	President, Agri-Tec International Inc. (grain handling, storage and processing); Private Consultant; professional agrologist and member of Agricultural Institute of Canada	Since October 8, 1999	579,071*	52,500

*410,567 of these Shares are held by Pelican Pouch Inc., a company controlled by Paul Westdal.

Name, Position	Principal Occupation	Period as a	Common	Options
and Municipality	During the Previous	Director of	Shares	Held
of Residence	Five Years	the Company	Held
Richard O’C. Whittall, Director, British Columbia, Canada	Partner, Watershed Capital Partners (investment bank)	Since October 26, 2005	53,669‡	77,500
Lawrence Wang, Director, Alberta, Canada	Professor Emeritus in the Department of Biological Sciences, University of Alberta since 2005; President and CEO, L&R Wang Enterprises Ltd. (sports/nutrition products); President and CEO, Canadian Cold Buster Ltd. (sports/nutrition products)	Since September 3, 2009	67,700#	60,000
David Lorne John Tyrrell, Director, Alberta, Canada	Canadian Institute of Health Research /Glaxo SmithKline Chair in Virology, Department of Medical Microbiology and Immunology, University of Alberta since 2004; Chief Scientific Officer of KMT (biotechnology company in Edmonton) since 2004; Director, Glaxo Heritage Research Institute, University of Alberta since 1992; Professor of Medicine, Biochemistry and Medical Microbiology & Immunology, University of Alberta since 1982 & Chief Executive Officer, ViRexx Medical Corp. (Edmonton, Alberta based biotechnology company) from 2005 - 2007	Since December 1, 2009	NIL	40,000

‡ 1,000 of these Shares are held by Jennifer Whittall.
#30,100 of these Shares are held by Canadian Cold Buster Ltd., a company controlled by Lawrence and Rosa Wang.

Name, Position	Principal Occupation	Period as a	Common	Options
and Municipality	During the Previous	Director of	Shares	Held
of Residence	Five Years	the Company	Held
Alan Chan, Director, Hong Kong, China	Executive director of ITC Properties Group Ltd. (property development and investment) since March 2010 and ITC Corporation Limited (investing holding) since March 2009; financial analyst of Goldman Sachs (Asia) L.L.C. in Hong Kong from July 2006 to January 2009	Since April 20, 2010	NIL	65,000
Jade Cheng, Chief Financial Officer and Treasurer, British Columbia, Canada	Chief Financial Officer and Treasurer of Burcon; Controller of Burcon Group Limited (investment company); Director and President of Burcon Group Limited since July 2007	n/a	181,412	192,500

Name, Position	Principal Occupation	Period as a	Common	Options
and Municipality	During the Previous	Director of	Shares	Held
of Residence	Five Years	the Company	Held
Randy Willardsen, Senior Vice-President, Process, California, United States of America	Senior Vice-President, Process of Burcon; President, Willardsen Consulting & Engineering, Inc. (agriculture and biotech industries consulting services)	n/a	341,900	140,000
Dorothy Law, Senior Vice-President, Legal, Corporate Secretary, British Columbia, Canada	Senior Vice-President, Legal of Burcon since September 2009; Vice-President, Legal of Burcon from September 2000 to September 2009; Corporate Secretary of Burcon; Director, Secretary and Corporate Counsel of Burcon Group Limited (investment company)	From December 1998 to April 2010	222,907	192,500
Martin Schweizer, Vice-President, Technical Development, Manitoba, Canada	Vice President, Technical Development of Burcon since September 2009; Manager, Technical Development of Burcon NutraScience (MB) Corp. from January 2003 to September 2009	n/a	72,430	130,000
TOTAL SECURITIES			3,514,046	1,477,500

Committees

Burcon does not have an executive committee of its directors. Burcon has an audit committee, a corporate governance committee and a nominating and compensation committee. The members of the audit committee and the nominating and compensation committee consist of Lorne Tyrrell, Lawrence Wang and Richard O’C. Whittall. The members of the corporate governance committee consist of Lawrence Wang, Paul Westdal and Richard O’C. Whittall. The Company also has a commercialization committee comprised of Johann Tergesen, Alan Chan and Richard O’C. Whittall. Finally, the Company has a canola research committee consisting of Lorne Tyrrell, Lawrence Wang and two employees of Burcon.

Aggregate Ownership of Securities

As at the date of this AIF, directors and officers of Burcon as a group, beneficially owned, directly or indirectly, 3,514,046 or 11.73% of the issued and outstanding Common Shares of the Company. Directors and officers of Burcon and its subsidiaries held options to acquire an additional 1,477,500 Shares.

Biographies of Directors and Officers

Allan Yap – Director, Chairman and Chief Executive Officer

Dr. Yap has over 28 years experience in finance, investment and banking. Dr. Yap was the President and a director of Burcon Group Limited from June 1998 to July 2007, a private company which is involved in real estate and other investments. Dr. Yap obtained his Honorary Doctor of Laws degree from the University of Victoria in 2001. Dr. Yap is the Chairman of Hanny Holdings Limited and executive director of Rosedale Hotel Holdings Limited (until May 2011) and See Corporation Limited (until June 2011), all of which are companies whose shares are listed on The Stock Exchange of Hong Kong Stock Limited. He is the chairman and chief executive officer of China Enterprises Limited, a company whose shares are traded on the OTC Securities Market in the United States. He is the executive chairman of PSC Corporation Ltd., Intraco Limited and Tat Seng Packaging Group Ltd., all of which are companies whose shares are listed on the Singapore Exchange Limited. In June 2011, Dr. Yap was appointed as alternate director to Dr. Charles Chan of Television Broadcasts Limited, a company whose shares are listed on The Stock Exchange of Hong Kong Limited.

Johann F. Tergesen – Director, President and Chief Operating Officer

Mr. Tergesen was one of the founding shareholders of Burcon Capital Corp., which acquired B.M.W. Canola Inc. in October of 1999 and subsequently changed its name to Burcon NutraScience Corporation. Prior to his role as president and C.O.O. of Burcon NutraScience Corporation, Mr. Tergesen was vice president and treasurer of BurCon Properties Limited, a real estate development and ownership company with assets in excess of $3 billion. Mr. Tergesen has been with the Burcon group of companies since December of 1995. Prior to that, he was a manager in the corporate finance group of the Vancouver office of Coopers & Lybrand, Chartered Accountants. Mr. Tergesen holds a B.A. in economics from the University of Winnipeg, an M.B.A. from McGill University, and is a member of the Canadian Institute of Chartered Accountants.

Rosanna Chau – Director

Ms. Chau is the Deputy Chairman and Managing Director of ITC Corporation Limited, a company which has interests in a diverse portfolio of businesses and the shares of which are listed on The Stock Exchange of Hong Kong Limited. Ms. Chau has over 30 years of experience in international corporate management and finance. Ms. Chau holds a Bachelor’s Degree and a Master’s Degree in Commerce and is a fellow member of the Hong Kong Institute of Certified Public Accountants and the CPA Australia and a member of the Certified General Accountants’ Association of Canada. Ms. Chau was a director of Oxford Properties Group Inc. from July 1995 to October 2001. Ms. Chau was a director of BurCon Properties Limited from July 1997 to May 1998.

Paul Westdal – Director

Mr. Westdal is a founder of B.M.W. Canola Inc., the Manitoba based company that developed the technology acquired by Burcon NutraScience Corporation in October 1999. Mr. Westdal is a professional agrologist, belonging to the Agricultural Institute of Canada. He is President of Agri-Tec International, a consortium of grain industry construction companies based in Winnipeg. Mr. Westdal was previously the Director of Marketing for the Canadian International Grains Institute and the Manager of the London, UK office of the Canadian Wheat Board. Mr. Westdal has over 32 years of experience marketing and developing sales of agricultural products around the world. Mr. Westdal holds Bachelor of Arts and Master of Science degrees from the University of Manitoba.

Richard O’C. Whittall – Director

Mr. Whittall is a partner of Watershed Capital Partners, an investment banking firm based in Vancouver, British Columbia. Over the past 23 years, Mr. Whittall has participated in a diverse range of corporate activities, including mergers and acquisitions and the completion of several major corporate financings in Canada. He currently serves as a director on the boards of several public companies. Mr. Whittall holds degrees from University of British Columbia and University of Cambridge.

Lawrence Wang – Director

After an extensive teaching and research career, Dr. Wang retired in 2005 and became Professor Emeritus in the Department of Biological Sciences at the University of Alberta. Dr. Wang undertook his graduate studies in the United States and finished his Masters degree in Biology at Rice University, Houston, Texas, and his Ph.D. degree in Animal Physiology at Cornell University in Ithaca, New York in the 1960’s. Dr. Wang’s research involved energy and fat metabolism and the enhancement of cold tolerance in man, hibernation and hypothermia, and the influence of herbs (e.g. ginseng) on learning and memory, aging, exercise and obesity. His publications include five patents, five edited books, and over 150 original scientific research papers and reviews. He is the inventor of the Canadian Cold Buster bar and the Access bar, patented products based on his 18 years of research on energy and fat metabolism.

Dr. Wang has received numerous awards including the Innovative Technology of the Year, Alberta Science and Technology Leadership Award (1992), the Gordon Royal Maybee Award from the Canadian Institute of Food Science and Technology (1992), Elected Fellow, Academy of Sciences, Royal Society of Canada (FRSC, 1993), the highest honor achievable by academics in Canada and the Friendship Award, Government of China, for service to eco-rehabilitation and poverty alleviation in rural China (2006).

David Lorne John Tyrrell – Director

D. Lorne Tyrrell is the Canadian Institute of Health Research (CIHR)/Glaxo SmithKline Chair in Virology in the Department of Medical Microbiology and Immunology at the University of Alberta. Since 1986, he has focused his research on viral hepatitis. Supported by CIHR and Glaxo Canada, Dr. Tyrrell’s work on the development of antiviral therapy resulted in the licensing of the first oral antiviral agent to treat chronic hepatitis B infection – lamivudine - in 1998. Dr. Tyrrell holds 22 international patents for his studies on viral hepatitis. Dr. Tyrrell was Dean of the Faculty of Medicine and Dentistry from 1994 – 2004 at the University of Alberta and is currently the Chair of the Board of Directors of the Gairdner Foundation. The Canada Gairdner International Awards recognizes excellence in medical science research globally. Dr. Tyrrell has received numerous prestigious awards including the Gold Medal of the Canadian Liver Foundation (2000), the FNG Starr Award of the Canadian Medical Association (2004) and the Principal Award of the Manning Awards Foundation (2005). In April 2010, D. Lorne Tyrrell was appointed as the inaugural director of the Li Ka Shing Institute of Virology at the University of Alberta. On April 28, 2011, Dr. Tyrrell was inducted to the Canadian Medical Hall of Fame.

Alan Chan – Director

Mr. Chan is an executive director of ITC Corporation Limited and ITC Properties Group Ltd., both of Hong Kong. At ITC Corporation Limited, Mr. Chan has focused on the sourcing, negotiations and valuation of venture capital deals in various sectors including technology in the U.S. and Korea, natural resources and commodities opportunities in China, hospitality in Greater China and Southeast Asia, public and private corporate finance transactions, as well as business development and strategy for the group’s hospitality business. At ITC Properties Group Ltd., Mr. Chan has been involved with due diligence, negotiations, investment, sourcing as well as master planning and design of commercial, hospitality and residential projects. In addition, he is the lead executive director developing new policies for green and sustainable development practices throughout the group. Prior to joining ITC, Mr. Chan worked in the Investment Banking Division of Goldman Sachs Group with a focus on capital raising, mergers & acquisitions and strategic advisory for financial institutions in Greater China and Southeast Asia with transactions ranging from US$500 million to US$5.6 billion. Mr. Chan is a graduate of Duke University majoring in Political Science - International Relations and minors in Philosophy and Economics. He is an advisor of the Bisagni Environmental Enterprise (BEE Inc.) and a member of the YElites Group in Hong Kong.

Jade Cheng – Chief Financial Officer and Treasurer

Ms. Cheng has been with the Burcon group of companies since July 1995, holding various senior financial positions, including Vice-President, Group Audit and Corporate Secretary of BurCon Properties Limited until its merger with its controlled subsidiary, Oxford Properties Group Inc., in May 1998. Prior thereto, Ms. Cheng was a Manager with the General Practice group of the Vancouver office of Coopers & Lybrand, Chartered Accountants. Ms. Cheng holds a Bachelor’s Degree in Economics and a Master’s Degree in Business Administration from the University of British Columbia and is a member of the Canadian Institute of Chartered Accountants.

Randy Willardsen – Senior Vice-President, Process

Mr. Willardsen has over 27 years of experience in the fields of membrane filtration and food, dairy, and biotechnology processes. Mr. Willardsen was the founder of Separation Technology, Inc., a leading supplier of membrane-based purification equipment and related services to the food industry with particular emphasis on dairy and beverage applications. Mr. Willardsen was also co-founder of both Inprotech Corporation, a supplier of high quality whey proteins to the U.S. market, and BioPlex Nutrition, a nutritional supplement company focused on formulated protein supplements. With BioPlex, he served as technical director, and oversaw manufacturing of all products until the company was sold in 1999. Most recently, Mr. Willardsen founded Gallo Protein, a partnership with Joseph Gallo Farms to produce highly purified whey protein isolates.

Mr. Willardsen has worked with Burcon since April of 2001, providing advisory services and technical reviews of the Company’s extraction technology. Mr. Willardsen holds a masters degree in Food Science and Nutrition from the University of Minnesota.

Dorothy Law – Senior Vice-President, Legal and Corporate Secretary

Ms. Law was a director of Burcon from December 1998 to April 2010. Ms. Law joined the Burcon group of companies in August 1997 and acted as corporate counsel. Prior thereto, she was an associate at the law firm of Lang Michener LLP, practising primarily in the areas of securities, corporate and commercial law. Ms. Law was called to the British Columbia Bar and admitted as a member of the Law Society of British Columbia in August 1996. Ms. Law holds a Bachelor of Laws degree and a Bachelor of Commerce degree from the University of British Columbia. Ms. Law was also admitted as a solicitor of the High Court of Hong Kong in May 1999. She is a non-practising member of the Law Society of Hong Kong.

Martin Schweizer – Vice President, Technical Development

Dr. Schweizer joined Burcon in May 2002 as a process-engineering specialist. He relocated from Nancy, France, where he earned his doctorate at the Institut National Polytechnique de Lorraine, with an emphasis on the enzymatic hydrolysis of rapeseed proteins. Prior to his Ph.D. work, Dr. Schweizer studied chemical engineering at the University of Karlsruhe, Germany, where he specialized in food process engineering and water technology. Since January 2003, Dr. Schweizer has overseen Burcon’s research and development efforts at its Winnipeg Technical Centre.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set out below, none of the directors or executive officers:

a) is, as at the date of the AIF, or was within 10 years before the date of the AIF, a director or chief executive officer or chief financial officer of any company (including Burcon) that:

i) was the subject of an order (as defined in National Instrument 51-102F2) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

ii) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer, or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer, or chief financial officer.

None of the directors, executive officers or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company,

b) is at the date hereof, or has been within 10 years before the date of this AIF, a director or executive officer of any company (including Burcon) that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

c) has, within the 10 years before this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Ms. Rosanna Chau is the Deputy Chairman and Managing Director of ITC Corporation Limited ("ITC"), a company whose shares are listed on The Stock Exchange of Hong Kong Limited. On November 15, 2005 the Securities and Futures Commission (the "SFC") of Hong Kong criticized the board of directors of ITC for breaching Rule 21.3 of the Code on Takeovers and Mergers (the "Takeovers Code") in respect of the dealing in the securities of Hanny Holdings Limited ("Hanny") by ITC during an offer period without the consent of the Executive Director of the Corporate Finance Division of the SFC. Rule 21.3 of the Takeovers Code restricts share dealings and transactions by an offeror and parties acting in concert with it during securities exchange offers. Hanny was involved in a securities exchange offer announced in April 2005. Since ITC held over 20% of the shares of Hanny, it was presumed to be acting in concert with Hanny under the Takeovers Code. Ms. Rosanna Chau was then a director of ITC.

Ms. Dorothy Law was a director of Brainium Technologies Inc. ("Brainium") from June 2001 to June 10, 2002. On May 29, 2002, the British Columbia Securities Commission issued a cease trade order against Brainium for failure to file a comparative financial statement for the financial year ended December 31, 2001, which was a required record under then section 145 of the Securities Rules, BC Reg. 194/97. The shares of Brainium were halted from trading on the TSX on June 4,

2002. On September 13, 2002, the shares of Brainium were suspended from trading on the TSX for failure to meet continued listing requirements.

Conflicts of Interest

Ms. Rosanna Chau is the Deputy Chairman and Managing Director of ITC and Mr. Alan Chan is an executive director of ITC. ITC indirectly owns, as at the date of this AIF, approximately 21% of the issued and outstanding shares of Burcon.

The Company rents its head office premises from and shares certain office equipment with a company related by virtue of a common shareholder and officers. During fiscal 2011, Burcon paid $40,777 (2010 – $28,131) to this company for the rental charges. In addition, professional services of two of the Company’s officers and an administrative staff member are contracted through a management agreement with this related company and, for the year ended March 31, 2011, Burcon paid $165,563 (2009 – $188,019) for these services. These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar for its Common Shares is Computershare Investors Services Inc. at its principal transfer offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts Burcon entered into are the following which are available on SEDAR at www.sedar.com:

License and Production Agreement with ADM

On March 4, 2011, Burcon and Burcon’s wholly-owned subsidiary, Burcon NutraScience (MB) Corp. (together referred to for this section only, as “Burcon”) entered into a license and production agreement (the “License and Production Agreement”) with Archer Daniels Midland Company (“ADM”). Pursuant to the License and Production Agreement, Burcon has granted to ADM an exclusive, royalty-bearing, worldwide license (the “License”) to use and exploit Burcon’s soy protein technology solely to make, have made, use, market and sell soy protein products (the “Soy Products”) that use, incorporate or are derived from any Burcon technology. ADM has agreed to use reasonable commercial efforts to design, build and commission an initial production facility (the “Semi-works Production Facility”) within a specified amount of time after it receives permit approval from the US Environmental Protection Agency (“EPA Approval Date”) to manufacture the Soy Products. ADM will also, within a time specified under the License and Production Agreement, provide written notice to Burcon to advise whether it will or will not increase its annual production capacity of the Products beyond the capacity of the Semi-works Production Facility (“Full Commercial Production”). The License and Production Agreement provides each party the right to convert the exclusive license to a non-exclusive license under certain conditions.

In consideration of the License, ADM will pay to Burcon running royalties based on the net revenue (as defined in the License and Production Agreement) in relation to the sale of the Soy Products which fall within the scope of the Burcon Technology. ADM will pay quarterly royalties (the “Pre-production Royalty”) to Burcon from the EPA Approval Date until the first bona fide arms’ length sale of Products manufactured in the Semi-works Production Facility. Once such sale in the Semi-works Production Facility occurs, ADM will pay to Burcon royalties based on a percentage of net revenue from the sale of Products (the “Semi-works Production Royalty”). If ADM expands production to Full Commercial Production the royalty rate will be reduced to a lower percentage rate (the “Full Commercial Production Royalty”). The Full Commercial Production Royalty rate will be further reduced if ADM expands production and sale into certain geographic regions or if ADM achieves a pre-defined further expanded level of production capacity. The Semi-works Production Royalty and the Full Commercial Production Royalty rates may also be reduced if the exclusive license is converted to a non-exclusive license or if certain Burcon patents do not grant within a specified time.

If the exclusive license is converted to a non-exclusive license, Burcon will be entitled to make, have made, use, market and sell the Soy Products on a non-exclusive basis and to grant any such rights to any other person. ADM will grant to Burcon an irrevocable, non-exclusive, royalty bearing license, with a right to sublicense, to use ADM Improvements (as defined in the License and Production Agreement) to make, have made, use, market or sell the Soy Products worldwide. If the license is converted to a non-exclusive license and Burcon chooses to use ADM improvements, the aggregate royalties payable by Burcon to ADM in any year will not exceed the aggregate royalties payable by ADM to Burcon in the same year.

Under the License and Production Agreement, Burcon will be responsible for filing, prosecution and maintenance of Burcon patent rights in certain countries. Burcon will also be responsible for defending any action in which the validity of any Burcon patent right is raised in any jurisdiction.

Royalties payable under the License will terminate on the later of the date of expiry of the last to expire of the Burcon Patent Rights (as defined in the License and Production Agreement) and twenty years from March 4, 2011.

License and Development Agreement with ADM

On September 16, 2003 (the "Effective Date"), Burcon and its wholly-owned subsidiary, Burcon NutraScience (MB) Corp. (together for this section only, referred to as "Burcon") entered into the License and Development Agreement with ADM. Under the License and Development Agreement, Burcon and ADM will work together and coordinate development efforts in order to: (i) develop processes for producing canola protein isolate, special grades of canola protein or canola protein derivatives (collectively the "Products"); (ii) develop applications for the Products; and (iii) meet certain commercialization criteria agreed to between the parties.

Although Burcon and ADM have obtained self affirmed GRAS (Generally Recognized as Safe) status for Puratein® canola protein isolate and Supertein™ canola protein isolate, under the License and Development Agreement, ADM will use its best efforts to pursue GRAS notification and obtain a no-objection letter from the FDA for a Product (the "Approval Date").

ADM has the right to terminate the License and Development Agreement at any time up to the Approval Date. Thereafter, the License and Development Agreement may only be terminated by either party in the event that the royalty rate or minimum royalties cannot be agreed to between the parties or for a material breach of the other party’s obligations under the License and Development Agreement.

Upon completion of the development period set out in the License and Development Agreement and the parties’ agreement on the royalty rate and minimum royalties payable by ADM during the term of the License and Development Agreement (the "License Date"), Burcon will grant ADM an exclusive, royalty-bearing, worldwide license to use and exploit Burcon’s technology solely to make, have made, use, import and sell Products, together with certain rights to grant sublicenses. ADM will pay to Burcon royalties based on sales of Products by ADM, its affiliates, or sublicensees.

The term of the License and Development Agreement commences on the Effective Date and extends until the later of: (a) the date of expiry of the last to expire of Burcon’s patents; and (b) twenty years from the License Date.

Under the License and Development Agreement, ADM has an option to license any improvements developed by Burcon to Burcon’s technology as well as any canola-based non-protein process derivatives developed by Burcon.

Burcon has obligations to maintain and prosecute its patents in certain countries specified in the License and Development Agreement as well as to defend or enforce Burcon’s patents.

Amendments to License and Development Agreement

On June 19, 2007, Burcon announced that it had agreed to amend (the “First Amendment”) the License and Development Agreement. Under the terms of the amendment, the parties agreed to jointly fund the third-party expenses incurred in order to obtain GRAS notification status for Burcon’s canola protein isolate products. Under the amendment, Burcon and ADM would each contribute one-half of the expenses up to US$720,000. Burcon has also agreed to contribute any additional amounts in excess of US$720,000, subject to a maximum of US$1,033,000 in the total cost for the regulatory process. Should the cost for the regulatory process exceed US$1,033,000, the parties will negotiate in good faith to determine each party’s obligation to contribute further funding. To date, a total of US$946,000 has been expended, with Burcon’s share at US$586,000.

The First Amendment provides that either ADM or Burcon will reimburse the other on the occurrence of certain events. If ADM chooses not to proceed with the license under the License and Development Agreement and terminates it in accordance with the specific provisions under the agreement, then Burcon will reimburse ADM for its share of the costs incurred in the regulatory process. Alternatively, if ADM chooses to proceed with the license then ADM will reimburse Burcon for all of its costs incurred in the regulatory process.

On October 7, 2008, Burcon announced that its Puratein® canola protein isolate and Supertein™ canola protein isolate are self-affirmed GRAS for their intended use in a variety of food and beverage applications in the United States. GRAS status permits Burcon to market Puratein® canola protein isolate and Supertein™ canola protein isolate for use in an array of mainstream foods and beverages for human consumption. GRAS status is a standard set by the FDA for food ingredients to be accepted for use in foods and beverages. To enhance consumer acceptance of Puratein® canola protein isolate and Supertein™ canola protein isolate, Burcon and ADM announced on the same day that they have chosen to pursue GRAS notification for Puratein® canola protein isolate and Supertein™ canola protein isolate. GRAS notification is a voluntary procedure whereby a company informs the FDA of its determination that the use of a substance is GRAS. A substance is GRAS notified when, after reviewing the GRAS notification, the FDA responds with a no-objection letter if it is satisfied with the submission.

On January 19, 2010, Burcon announced that it had filed a formal notification in accordance with the FDA proposed regulation 62FR 18938, having determined, based on a review of the data referenced in the notification, that Burcon’s Puratein® canola protein isolate and Supertein™ canola protein isolate are GRAS for their intended use as an ingredient in a variety of food and beverage applications and in addition, that both substances are exempt from premarket approval requirements of the Food, Drug and Cosmetic Act (the “GRAS Notification”). In response to comments from the FDA, Burcon modified and resubmitted the GRAS Notification in February 2010. In a letter dated April 1, 2010, the FDA formally acknowledged receipt of the GRAS Notification. See "Obtaining Regulatory Approval for Marketing Puratein® and Supertein™”.

On August 30, 2010, Burcon announced that the FDA issued a no objection letter with respect to Puratein® and Supertein™ canola protein isolates. This response indicates that the FDA has no objection to the conclusion that Puratein® and Supertein™ are GRAS among qualified experts for use alone or together as an ingredient in dairy products, grain products, fruit and vegetable juices and beverages, salad dressings, meal replacements and nutritional bars. See “Obtaining Regulatory Approval for Marketing Puratein® and Supertein™”.

By an agreement dated as of November 11, 2010, Burcon and ADM agreed to amend (the “Second Amendment”) the License and Development Agreement. Under the terms of the Second Amendment, the parties agreed to extend the Development Period (as defined in the License and Development Agreement) under the License and Development Agreement to provide that the “Approval Date” in Section 2.2 will be deemed to be March 1, 2011. Pursuant to Section 2.7 of the License and Development Agreement, ADM may, during the Development Period but prior to the Approval Date, determine that it does not wish to continue with the development and commercialization of the Products and terminate the License and Development Agreement. However, pursuant to the Amendment, ADM agreed that it will not terminate the License and Development Agreement prior to March 1, 2011.

Under the terms of the License and Development Agreement, the parties must negotiate the terms of the license for Burcon’s canola protein isolates commencing on the Approval Date. The Second Amendment provides that if the parties do not come to agreement of the terms of the license on or before March 1, 2011, then the License and Development Agreement will terminate and Burcon shall reimburse ADM in the amount of $360,000, representing ADM’s portion of the costs associated with the process the parties undertook to obtain self-affirmed GRAS status and the no-objection letter from the U.S Food and Drug Administration for Burcon’s canola protein isolate products in the United States.

On March 4, 2011, Burcon and ADM entered into a further agreement to amend (the “Third Amendment”) the License and Development Agreement. Under the terms of the Third Amendment, the parties agreed to extend the Development Period under the License and Development Agreement to provide that the “Approval Date” in Section 2.2 will be deemed to be March 1, 2012. Burcon’s main research objective during the one-year term of this amendment is to further the development and commercialization potential of the Burcon’s canola protein products by further establishing their unique functional and nutritional characteristics.

In connection with the GRAS notification process to the FDA undertaken by ADM and Burcon for the Products, ADM contributed US$360,000 (“ADM’s Expenses”). Burcon has agreed to reimburse ADM for ADM’s Expenses on March 1, 2012. Upon receipt by ADM of ADM’s Expenses, all results from the GRAS notification process will be owned by Burcon.

Unless Burcon and ADM reach any other agreements, the License and Development Agreement will terminate on March 1, 2012.

Copies of the License and Production Agreement, the License and Development Agreement and the First, Second and Third Amendments to the License and Development Agreement are available on SEDAR at www.sedar.com.

INTERESTS OF EXPERTS

The Company’s consolidated financial statements for the year ended March 31, 2011 have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP is independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia which govern its professional activities in British Columbia.

AUDIT COMMITTEE AND DISCLOSURE UNDER NATIONAL INSTRUMENT 52-110

Under National Instrument 52-110 ("NI 52-110"), Burcon is required to disclose in its AIF certain information concerning the composition of its audit committee and its auditor. The audit committee carries out the various responsibilities set forth in its charter, a copy of which is attached to this AIF as Schedule "A".

Composition of the Audit Committee

The audit committee of Burcon is comprised of Lorne Tyrrell, Lawrence Wang and Richard O’C. Whittall. All members of the audit committee are financially literate. Under NI 52-110, an individual is "financially literate" if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Burcon’s financial statements. Mr. Whittall has over 23 years of experience in the financial sector and serves on the audit committee of other publicly listed companies. Dr.

Tyrrell has served on the audit committees of the Institute of Health Economics. He was also the Dean of the Faculty of Medicine and Dentistry of the University of Alberta from 1994 to 2004, during which he was responsible for managing a budget of over $300 million. When Dr. Tyrrell retired from his position, the Faculty reported no debt or deficit. Dr. Wang is the inventor of the Canadian Cold Buster bar and the Access bar, a patented, technology-transferred product based on his 18 years of research on energy and fat metabolism. This “fat-conversion activity bar” is currently being marketed in the US, Canada, Australia, New Zealand, Taiwan, Hong Kong, Korea and the United Kingdom. Through these businesses, Dr. Wang has gained experience in reading and understanding financial statements that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Burcon’s financial statements. A member of the audit committee is "independent" if the member has no direct or indirect material relationship with Burcon, which could, in the view of Burcon’s board of directors, reasonably interfere with the exercise of a member’s independent judgement. All the members of the audit committee are independent.

Audit Committee Oversight

During the most recently completed financial year, all recommendations of the audit committee with respect to financial reporting and to nomination or compensation of Burcon’s external auditor were adopted by the board of directors.

Pre-Approval Policies and Procedures

The charter of the audit committee requires pre-approval of non-audit services provided by the external auditor of Burcon. The auditor was not engaged to provide any non-audit services during the most recently completed financial year.

External Auditor Service Fees

Fees billed by PricewaterhouseCoopers LLP ("PwC") to Burcon for audit services relating to the last two fiscal years are outlined in the following table.

Nature of Services	Fees billed by auditor for the	Fees billed by auditor for the
	fiscal year ended March 31,	fiscal year ended March 31,
	2011	2010
Audit Fees[1]	$38,000	$35,000
Audit-Related Fees[2]	Nil	$57,250
Tax Fees[3]	Nil	Nil
All Other Fees[4]	Nil	Nil
Total	$38,000	$92,250

Notes:

(1) "Audit Fees" include the aggregate fees billed by PwC relating to the respective fiscal year. Of the total Audit Fees paid, $6,000 (2010-$6,000) is recoverable from ITC Corporation Limited ("ITC"), a company with an approximate 21% interest in the Company, in connection with reporting to ITC’s auditors for their annual audit.

(2) "Audit-Related Fees" include the aggregate fees billed for the respective fiscal year for assurance and related services by PwC that are reasonably related to the performance of the audit or review of Burcon’s financial statements and are not reported under "Audit Fees". The $57,250 billed during the fiscal year ended March 31, 2010 were fees related to the June 2009 public offering of 2,942,950 common shares. See “General Development of the Business”.

(3) "Tax Fees" include the aggregate fees billed for the respective fiscal year for professional services rendered by PwC for tax compliance, tax advice, and tax planning.

(4) "All Other Fees" include the aggregate fees billed for the respective fiscal year for products and services provided by PwC, other than the services reported under "Audit Fees", "Audit-Related Fees" and "Tax Fees".

ADDITIONAL INFORMATION

Additional information relating to Burcon can be found on the SEDAR website at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Burcon’s securities and securities authorized for issuance under equity compensation plans, is contained in Burcon’s Management Proxy Circular dated July 26, 2010 for its most recent annual meeting of shareholders that involved the election of directors.

Additional financial information is provided in Burcon’s financial statements and MD&A for its most recently completed financial year ended March 31, 2011.

GLOSSARY

In this Annual Information Form, the following terms have the meanings set forth herein:

ADM	Archer Daniels Midland Company

Affiliate	has the meaning set out in the Canada Business Corporations Act

albumin	refers generally to any protein with water solubility, which is moderately soluble in concentrated salt solutions, and experiences heat coagulation (protein denaturation). Substances containing albumin, such as egg white, are called albuminoids

BMW	B.M.W. Canola Inc.

Board	the Board of Directors of the Company

Burcon or Company	Burcon NutraScience Corporation

Burcon-MB	Burcon Nutrascience (MB) Corp. (formerly B.M.W. Canola Inc.), a corporation incorporated under the laws of Manitoba and a wholly-owned subsidiary of Burcon

CLARISOY®	the trade-marked brand name for Burcon’s soy protein isolate

Common Share or Shares	a common share in the capital of the Company

erucic acid	fatty acids contained in canola, but not considered essential for human growth

FDA	the United States Food and Drug Administration

globulin

this generic term encompasses a heterogeneous series of families of proteins, with larger molecules and less soluble in pure water than albumin. Globular proteins, or spheroproteins are one of the two main protein classes, comprising "globe"-like proteins that are more or less soluble in aqueous solutions (where they form colloidal solutions)

glucosinolates	the sulphur compounds that give mustards their sharp taste

GM	genetically modified

GMO	genetically modified organism

GRAS	generally recognized as safe

License and Development Agreement	the License and Development Agreement dated September 16, 2003 made among Burcon, Burcon-MB and ADM

License and Production Agreement	The License and Production Agreement dated March 4, 2011 made among Burcon, Burcon-MB and ADM

Nutratein™	the trade-marked brand name for Burcon’s blended cruciferin-rich and napin-rich canola protein isolates

PDCAAS	protein digestibility corrected amino acid score

Puratein®	the trade-marked brand name for Burcon’s cruciferin-rich canola protein isolate

Supertein™	the trade-marked brand name for Burcon’s napin-rich canola protein isolate

TSXV	TSX Venture Exchange

TSX	Toronto Stock Exchange

U.S. or United States	the United States of America

Winnipeg Technical Centre	the premises where Burcon’s research laboratory and pilot plant operations are located

SCHEDULE "A"

BURCON NUTRASCIENCE CORPORATION ("BURCON")

AUDIT COMMITTEE CHARTER

General Functions, Authority and Role

The purpose of the audit committee is to oversee the accounting and financial reporting process of Burcon and the audits of its financial statements, and thereby assist the Board of Directors of Burcon in monitoring (1) the integrity of the financial statements of Burcon, (2) compliance by Burcon with legal and regulatory requirements related to financial reporting, (3) the performance of Burcon’s external auditors, and (4) the performance of Burcon’s internal controls and financial reporting process.

The audit committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to its auditors and its legal advisors and to all books, records, facilities and personnel of Burcon. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the audit committee has the authority to independently retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of Burcon, its independent legal counsel or independent auditor to attend a meeting of the audit committee or to meet with any members of, or consultants to, the audit committee.

Burcon’s independent auditor is ultimately accountable to the Board of Directors and to the audit committee, who, as representatives of Burcon’s shareholders, have the ultimate authority and responsibility to evaluate the external auditor, appoint and replace the external auditor, and to determine the appropriate compensation for the external auditor. In the course of fulfilling its specific responsibilities hereunder, the audit committee must maintain free and open communication between Burcon’s external auditors, Board of Directors and Burcon management. The responsibilities of a member of the audit committee are in addition to such member’s duties as a member of the Board of Directors.

Membership

The audit committee of the board of directors of Burcon shall consist of a minimum of three directors. Members of the audit committee shall be directors appointed by the board of directors and may be removed by the board of directors at its discretion.

All members of the audit committee shall be independent directors as defined under the Canadian Securities Administrators' National Instrument 52-110.

All members of the audit committee must be financially literate, i.e. have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Burcon's financial statements. At least one member shall be a financial expert.

The members of the audit committee shall elect, amongst themselves, one member to act as chairperson on an annual basis.

Responsibilities

The audit committee is responsible for:

  reviewing Burcon’s interim and annual financial statements and management’s discussion and analysis related thereto, and all annual and interim earnings press releases before they are publicly disclosed;

  ensuring that adequate procedures are in place for the review of Burcon's public disclosure of financial information extracted or derived from Burcon's financial statements, other than management's discussion and analysis and annual and interim earnings press releases, and periodically reviewing and updating such procedures;

  establishing procedures for the receipt, retention and treatment of complaints received by Burcon regarding accounting, internal accounting controls, or auditing matters;

  establishing procedures for the confidential, anonymous submission by employees of Burcon of concerns regarding questionable accounting or auditing matters;

  reviewing and approving Burcon's hiring policies regarding partners, employees and former partners and employees of the present and former auditor of Burcon;

  reviewing with management, Burcon’s major financial risk exposures and the steps management has taken to monitor and control such exposures;

  assessing risk areas and policies to manage risk;

  overseeing the work of Burcon’s external auditors engaged for the purpose of preparing or issuing an audit report or related work;

  ensuring Burcon’s external auditors report directly to the audit committee throughout the term of their appointment;

  pre-approving all non-audit services to be provided to Burcon or Burcon’s subsidiaries by Burcon’s external auditor;

  recommending to Burcon’s board of directors the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report (or any related work), as well as the compensation to be paid to the external auditor;

  annually reviewing and reassessing the adequacy of this charter and recommend any proposed changes to the Board of Directors for approval;

  reporting committee actions to the Board of Directors with such recommendations as the committee may deem appropriate; and

  providing copies of meeting of the audit committee to the Board of Directors.

The audit committee does the following main things to discharge these responsibilities:

  meeting with management and the external auditors at least two times per year;

  meeting separately with each of management and the external auditors several times per year as required;

  reviewing and approving the annual audit scope and the annual audit plan proposed by the auditors;

  reviewing carefully and acting on all internal control points raised by the auditors in correspondence with management; and

  discussing Burcon’s compliance with tax and financial reporting rules as issues arise.